NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS April 29, 2005 MANAGEMENT PROXY CIRCULAR

SHELL CANADA LIMITED

Notice of the Annual and Special Meeting of Holders of
Common Shares and 4% Cumulative Redeemable Preference Shares

Notice is hereby given that an Annual and Special Meeting of the holders of Common Shares and 4% Cumulative Redeemable Preference Shares of Shell Canada Limited (the “Corporation”) will be held in the Wildrose Ballroom, at Sheraton Suites Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta, on the 29th day of April, 2005, at 11:00 o’clock in the morning, local time, for the following purposes:

(1)	to receive the Annual Report and the comparative consolidated financial statements of the Corporation and its subsidiaries for the year ended December 31, 2004 and the report of the auditors thereon;

(2)	to elect directors for the ensuing year;

(3)	to appoint PricewaterhouseCoopers LLP as auditors for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

(4)	to consider and, if deemed advisable, pass a special resolution to authorize management of the Corporation to amend the Articles of the Corporation to effect a subdivision of the Corporation’s Common Shares on a 3:1 basis;

(5)	to consider the shareholder proposal attached in Appendix 4 to the Management Proxy Circular of the Corporation dated March 10, 2005 (the “Management Proxy Circular”); and

(6)	to transact such further or other business as may properly be brought before the meeting or any adjournment or adjournments thereof.
DATED at Calgary, Alberta, this 10th day of March, 2005.
BY ORDER OF THE BOARD
Simon A. Fish
Secretary
Important: Your participation at the Annual and Special Meeting is important in order to allow you to discuss and vote on the business of the meeting. If you are unable to attend the meeting in person, you may vote by proxy. Instructions on how to complete and return the enclosed form of proxy are set out under “Voting and Proxies: Questions and Answers” in the Management Proxy Circular. To be valid, your proxy must be received by CIBC Mellon Trust Company no later than 11:00 a.m. (MST) on April 29, 2005. Your proxy should be sent to the following address:
CIBC Mellon Trust Company
Attention: Proxy Department
P.O. Box 12005, Station Brm. B
Toronto, Ontario M7Y 2K5

Voting and Proxies: Questions and Answers

Your vote is very important to us. The following questions and answers provide guidance on how to vote your shares. Should you have any further questions once you have had a chance to review the questions and answers, please contact our transfer agent, CIBC Mellon Trust Company, by mail at:
           CIBC Mellon Trust Company
           P.O. Box 7010 Adelaide Street
           Postal Station
           Toronto, Ontario M5C 2W9
or by telephone:
           Within Canada and the US: (800) 387-0825
           In the Toronto area, or from any other country:
           (416) 643-5500
Q.  Who is soliciting my proxy?

A.	Management of the Corporation is soliciting your proxy. The solicitation of proxies will be exercised primarily through mail, however proxy solicitation may also be conducted by telephone, e-mail, facsimile or other contact by employees or agents of the Corporation. The Corporation will bear the cost of such solicitation.
Q.  Who is entitled to vote?

A.	Each shareholder is entitled to one vote for each Common Share and 4% Cumulative Redeemable Preference Share of the Corporation owned as of March 10, 2005, the record date for the Meeting.

The list of shareholders will be prepared as of the close of business on March 10, 2005. This list will be available for inspection after March 11, 2005 at the Corporation’s registered office and will be available at the Meeting.
Q.  What am I voting on?

A.	The following matters will be voted on at the Meeting:

(i)	the election of directors;

(ii)	the appointment of auditors;

(iii)	the amendment of the Articles of the Corporation to effect a subdivision of the Corporation’s Common Shares on a 3:1 basis;

(iv)	the shareholder proposal, as set out in Appendix 4 to the Management Proxy Circular; and

(v)	any other business that may be properly brought before the Meeting or any adjournment or adjournments thereof.
Q.  How will these matters be decided upon at the Meeting?

A.	A simple majority of the votes cast in person or by proxy will constitute approval of each of the matters identified in (i), (ii) and (iv) above. The matter identified in item (iii) will require approval by two-thirds of the votes cast in person or by proxy.
Q.  What if there are amendments to these matters or other matters are brought before the Meeting?

A.	If you are attending the Meeting and are eligible to vote, you have the authority to vote on the matters discussed during the Meeting as you choose. If you are not attending the Meeting, the person named in the enclosed form of proxy will have the discretionary authority to vote on any amendments or variations in any matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting.

At the date of this Management Proxy Circular, management of the Corporation

Voting and Proxies: Questions and Answers

knows of no such amendments, variations or other matters to come before the Meeting.
Q.  How do I vote?

A.	If you are a registered shareholder, you can vote in person at the Meeting. If you are able to attend the Meeting, do not use the enclosed form of proxy. Rather, your vote will be taken and counted at the Meeting. If you are unable to attend the Meeting, please complete and return the enclosed form of proxy to our transfer agent, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 12005, Station Brm. B, Toronto, Ontario M7Y 2K5 so that it arrives no later than 11:00 a.m. (MST) on April 29, 2005.

If you are a beneficial shareholder (if your shares are not registered in your own name, but are held in the name of a nominee (a bank, broker, trust company)), you should follow the instructions from your nominee with respect to voting procedures. Your nominee will provide you with a package including these Meeting materials and either a proxy or a voting instruction form. If you are attending the Meeting in person, you should appoint yourself as proxyholder by inserting your own name in the space provided on the proxy or voting instruction form sent to you by your nominee. If you appoint yourself as a proxyholder and are attending the Meeting in person, be sure to identify yourself at the registration desk.
Q.  Who will be my proxyholder?

A.	A proxyholder is a person you appoint to act on your behalf to vote your shares on the matters to be voted upon at the Meeting. If you sign and return your proxy form, you will be providing authority to Ms. Cathy L. Williams and Mr. Simon A. Fish to vote your shares at the Meeting. These individuals are both officers of the Corporation.

Q.	Can I appoint someone other than these officers to vote my shares?

A.	Yes. You have the right to appoint a person to represent you at the Meeting other than the officers designated in the form of proxy. You may appoint another person to vote your shares as your proxyholder by drawing a line through the printed names and inserting the name of such person in the space provided on the proxy form. This person does not have to be a shareholder of the Corporation.

If you appoint another person to vote your shares at the Meeting, it is important that this person attends the Meeting and identifies themselves as your proxyholder at the registration desk.

Q.	How will my shares be voted if I return the proxy?

A.	You can choose on your proxy how you want your shares voted. Alternatively, you can let your proxyholder decide for you. If you choose to specify how you want your shares voted on a particular matter, your proxyholder will vote your shares that way on any ballot that may be called for at the Meeting. If neither you nor your proxyholder gives specific instructions, your shares will be voted as follows:

•	FOR the election of directors;
•	FOR the appointment of auditors;
•	FOR the special resolution to authorize management to amend the Articles of the Corporation to effect a subdivision of the Corporation’s Common Shares on a 3:1 basis;
•	FOR management’s proposals generally and AGAINST the shareholder proposal, as set out in Appendix 4 to the Management Proxy Circular.

Voting and Proxies: Questions and Answers

Q.  Where do I send my proxy?

A.	Please return your proxy to our transfer agent, CIBC Mellon Trust Company, in the postage-paid envelope provided. Alternatively, you may fax your completed proxy to (416) 368-2502. Your completed proxy must be received by CIBC Mellon Trust Company by 11:00 a.m. (MST) on April 29, 2005.

Q.	What is the deadline for submitting my proxy?

A.	To be effective your proxy must be received by CIBC Mellon Trust Company before the time of the Meeting.
Q.  Who counts the votes?

A.	CIBC Mellon Trust Company counts and tabulates the proxies, independently of the Corporation.

Q.	Can I change my mind once I have submitted my proxy to the Corporation?

A.	Yes. The procedure for revoking your proxy is dependent on whether or not you are a registered or a non-registered shareholder. If you are a registered shareholder, you can revoke your proxy by stating clearly, in writing, that you want to revoke your proxy. This statement should be delivered: (i) to the Corporation’s Secretary by mail at 400 - 4th Avenue S.W., Calgary, Alberta, T2P 2H5, or by facsimile at (403) 691-3696 at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or any adjournment thereof; (ii) to the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting, or any adjournment thereof; or (iii) in any other manner permitted by law. If you have completed and returned a proxy and attend the Meeting in person and vote, any such votes cast by you will be counted and your proxy will be disregarded.

If you are a non-registered shareholder, you should contact your nominee for instructions to revoke your proxy.

Q.	How many shareholders are required to constitute a quorum at the Meeting?

A.	The Corporation’s by-laws provide that the quorum for the transaction of business at the Meeting will be two persons present in person, each being a shareholder entitled to vote, or a duly appointed proxyholder, and together representing not less than a majority of the outstanding shares of the Corporation entitled to vote at the meeting.
Q.  How many shares are eligible to vote?

A.	As of March 10, 2005, the Corporation’s outstanding voting shares, each of which carries the right to one vote per share, consist of 275,142,462 Common Shares and 100 4% Cumulative Redeemable Preference Shares.
(This Management Proxy Circular was first mailed to shareholders on or about March 24, 2005.)

Principal Holders and Certain Beneficial Owners of Voting Shares

As of March 10, 2005, the Corporation’s outstanding voting shares, each of which carries the right to one vote per share, consist of 275,142,462 Common Shares and 100 4% Cumulative Redeemable Preference Shares.
The “Shell” Transport and Trading Company, p.l.c. (“Shell T&T”), an English company and Royal Dutch Petroleum Company (“Royal Dutch”), a Netherlands company (together hereinafter referred to as the “Parent Companies”) hold, respectively, 40 per cent and 60 per cent of Shell Petroleum N.V., a Netherlands company (“SPNV”). The Parent Companies and SPNV hold directly, or through Shell Investments Limited (“SIL”), a wholly owned Canadian subsidiary of SPNV, approximately 78 per cent of the Common Shares or 214,435,386 shares of that class and 100 per cent of the 4% Cumulative Redeemable Preference Shares, representing approximately 78 per cent of the outstanding voting shares of the Corporation. The address of SIL is 400 – 4th Avenue S.W., Calgary, Alberta, T2P 0J4, the address of SPNV and Royal Dutch is 30 Carel van Bylandtlaan, 2596 HR, The Hague, The Netherlands and the address of Shell T&T is Shell Centre, London, England, SE1 7NA.
To the knowledge of the directors and officers of the Corporation, no other person beneficially owns directly or indirectly, or exercises control or direction over, shares carrying more than 10 per cent of the votes attached to any class of shares of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting.
As of March 10, 2005, each director or nominee director, and all directors and nominee directors as a group beneficially owned, directly or indirectly, or exercised control or direction over the number of Common Shares of the Corporation, Deferred Share Units of the Corporation and Priority and Ordinary Shares of the Parent Companies set forth in the following table. None of the foregoing individuals own any voting shares in any of the Corporation’s subsidiaries. The information in the table is based upon data furnished to the Corporation by, or on behalf of, the persons referred to in the table.

		Deferred
	Common Shares	Share Units	Shares of		Ordinary
	of the	of the	Royal Dutch		Shares of
	Corporation	Corporation	Priority	Ordinary	Shell T&T

D.H. Burney	3,282	2,959.59	–	–	–
I.J. Goodreau	939	756.45	–	–	–
K.L. Hawkins	4,313	3,227.70	–	–	–
D.W. Kerr	2,000	893.26	–	–	1,000
W.A. Loader	–	–	–	–	51,943
C. Mather	500	3,058.10	–	–	871
R.W. Osborne	2,594	–	–	–	–
R.J. Routs	500	–	6	–	–
R. Royer	8,690	–	–	–	–
N.C. Southern	3,638	–	–	–	–
J. van der Veer	–	–	6	10,512	–

Directors and nominees as a group	26,456	10,895.10	12	10,512	53,814

Election of Directors

The Board of Directors is elected annually and may consist of such number as may be fixed from time to time by the directors being not less than 8 nor more than 15 directors. By a resolution of the Board, the number of directors to be elected at the Meeting has been fixed at 10. The term of office for each person elected is until the next annual meeting or until his or her successor is duly elected or appointed. All nominees have consented to being named in this Management Proxy Circular and to serve as directors if elected. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting the persons named in the enclosed form of proxy reserve the right to vote for other nominees in accordance with their best judgment.

Information Concerning Nominees for Election to the Board of Directors

The following pages set out information concerning each person that management of the Corporation proposes to nominate for election as a director. J. van der Veer, a director since 2003, will not be standing for re-election at the Meeting.
All of the nominees are currently directors of the Corporation, with the exception of R.J. Routs who will be standing for election at the Meeting.

Derek H. Burney, O.C., 65, of Ottawa, Ontario, has served on the Board of Directors of the Corporation since April 25, 2001.

Since 2004, Mr. Burney has been Chairman of New Brunswick Power Corporation, a Crown Corporation with the legislated mission to provide for the electricity needs of the Province of New Brunswick. New Brunswick Power Corporation is the largest electric utility in Atlantic Canada.

Prior to that, Mr. Burney served as President and Chief Executive Officer of CAE Inc. from 1999 to 2004. CAE Inc. is the world’s premier provider of simulation and control technologies for training and optimization solutions for the aerospace and defense sectors.

Mr. Burney also serves as a director of Quebecor World Inc. and is an Advisory Board Member of Idelix Software Inc. Mr. Burney is a Senior Distinguished Fellow and Adjunct Professor of Carleton University.	Lead Director. Chair of the Nominating and Governance Committee and member of the Management Resources and Compensation Committee and the Reserves Committee.

Ida J. Goodreau, 53, of Vancouver, British Columbia, has served on the Board of Directors of the Corporation since April 24, 2003.

Ms. Goodreau has been President and Chief Executive Officer of Vancouver Coastal Health Authority since 2002. The Vancouver Coastal Health Authority shares responsibility with five other geographical health authorities and ministries of the British Columbia provincial government for planning, delivering, monitoring and evaluating health care programs in the province.

Ms. Goodreau also serves as a director of Terasen Inc.

From 2000 to 2002, Ms. Goodreau was Senior Vice-President of Global Optimization & Human Resources, Norske Skog Industries.	Member of the Audit Committee and the Management Resources and Compensation Committee.

Kerry L. Hawkins, 64, of Winnipeg, Manitoba, has served on the Board of Directors of the Corporation since October 1, 1997.

Mr. Hawkins has been President of Cargill Limited since 1982. Cargill Limited is a Canadian agricultural company.

Mr. Hawkins also serves as a director of TransCanada PipeLines Limited, TransCanada Corporation, Hudson’s Bay Company and Nova Chemicals Corporation, and is Chairman of the Board of Saskferco Products Inc.	Chair of the Audit Committee and member of the Nominating and Governance Committee and the Reserves Committee.

David W. Kerr, 61, of Toronto, Ontario, has served on the Board of Directors of the Corporation since April 24, 2003.

Mr. Kerr has been Chairman and a director of Noranda Inc. since 2002. From 2001 to 2002 Mr. Kerr was Chairman and Chief Executive Officer of Noranda Inc., and from 1990 to 2001 Mr. Kerr served as President and Chief Executive Officer of Noranda Inc. Noranda Inc. is a leading international mining and metals company and is one of the world’s largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt.

Mr. Kerr also serves as a director of Sun Life Financial Inc. and Brascan Corp.	Chair of the Reserves Committee and member of the Audit Committee and the Nominating and Governance Committee.

W. Adrian Loader, 56, of Guildford, England, has served on the Board of Directors of the Corporation since September 27, 2003.

Mr. Loader has served as Director, Strategic Planning, Sustainable Development and External Affairs for Shell International Limited since June, 2003. Prior to that, Mr. Loader was President, Shell Oil Products Europe from 1999 to June, 2003. The principal businesses of all Shell and Royal Dutch companies are oil, natural gas, chemicals and renewable resources.

Mr. Loader also serves as a director of other Royal Dutch/ Shell Group companies and Alliance Unichem plc.

Clive Mather, 57, of Calgary, Alberta, has served on the Board of Directors of the Corporation since August 1, 2004.

Mr. Mather has served as President and Chief Executive Officer of Shell Canada Limited since August 1, 2004. Shell Canada is one of the largest integrated petroleum companies in Canada.

From 2002 to 2004, Mr. Mather served as Chairman of Shell UK Limited and Head of Global Learning of Shell International Limited. From 2001 to 2002, Mr. Mather served as Special Advisor to the Chairman of the Committee of Managing Directors of Shell International Limited. From 1999 to 2001, Mr. Mather served as Chief Executive Officer of Shell Services International Ltd. Prior to this, Mr. Mather served as Director International of Shell International Limited.

Mr. Mather is currently a director and President of SIL and a director of Shell Chemicals Canada Ltd., Shell Canada Products Limited and Shell Canada OP Inc.

Ronald W. Osborne, 58, of Toronto, Ontario, has served on the Board of Directors of the Corporation since April 25, 2001.

Mr. Osborne was President and Chief Executive Officer of Ontario Power Generation Inc. from 1999 to 2003. Ontario Power Generation Inc. owns the power generation assets supplying approximately 85 per cent of all electricity consumed in Ontario.

Mr. Osborne also serves as a director of Sun Life Financial Inc., Torstar Corporation, St. Lawrence Cement Group Inc., Massachusetts Financial Services Company and Four Seasons Hotels Inc., and is a trustee of RioCan Real Estate Investment Trust.

Mr. Osborne also served as a director of Air Canada from 1999 to 2004. Air Canada sought and received protection from bankruptcy on April 1, 2003 and exited from this protection on September 30, 2004 with a reorganized corporate structure. Mr. Osborne resigned as a director of Air Canada effective as of September 30, 2004.	Chair of the Management Resources and Compensation Committee and member of the Audit Committee and the Reserves Committee.

Robert J. Routs, 58, of The Hague, The Netherlands, will be nominated for election to the Board of Directors of the Corporation on April 29, 2005.

Mr. Routs is currently Managing Director of Royal Dutch Petroleum Company and a Group Managing Director of the Royal Dutch/ Shell Group (since 2003). From 2002 to 2003, Mr. Routs served as President and Chief Executive Officer of Shell Oil Products U.S., President of Shell Oil Company and Country Chair for Shell in the United States. From 2000 to 2002, Mr. Routs served as President and Chief Executive Officer of Equilon Enterprises LLC. Prior to that, Mr. Routs was Head of Shell International Resource and Technology Services Group (Shell Global Solutions).

Raymond Royer, O.C., 66, of Ile Bizard, Quebec, has served on the Board of Directors of the Corporation since April 26, 2000.

Mr. Royer has been President and Chief Executive Officer of Domtar Inc. since 1996. Domtar Inc. is a North American manufacturer of fine papers, pulp and forest products and owns a 50 per cent interest in Norampac Inc., a manufacturer of containerboard and corrugated containers.

Mr. Royer also serves as a director of Domtar Inc. and Power Financial Corporation.	Member of the Audit Committee and the Management Resources and Compensation Committee.

Nancy C. Southern, 48, of Calgary, Alberta, has served on the Board of Directors of the Corporation since April 25, 2001.

Ms. Southern has been President and Chief Executive Officer of ATCO Ltd. and Canadian Utilities Limited since January, 2003. Prior to that, Ms. Southern was Co-Chairman and Chief Executive Officer of ATCO Ltd. and Canadian Utilities Limited from 2000 to December, 2002. ATCO Ltd. is a management holding company with operating subsidiaries engaged in regulated natural gas and electric operations, power generation, manufacturing, sale and leasing of relocatable workforce shelter products and other businesses. Canadian Utilities Limited is a holding company with operating subsidiaries engaged in natural gas and electrical energy utility operations, and in related non-regulated operations.

Ms. Southern also serves as a director and Chief Executive Officer of certain other subsidiaries of ATCO Ltd. and Canadian Utilities Limited. Ms. Southern is a director of the Bank of Montreal and Akita Drilling Ltd. and is Executive Vice President of Spruce Meadows.	Member of the Management Resources and Compensation Committee and the Nominating and Governance Committee.

Interest of Informed Persons in Material Transactions

The Corporation, in the course of its regular business, engages in routine transactions at standard commercial rates with other affiliates of the Parent Companies, including provision of technical services and charters of ocean tankers. In addition, the Corporation is a party to a research cost sharing agreement with a subsidiary of SPNV.
During 2004, the Corporation purchased $3,961 million of crude oil, petroleum products, chemicals and services and sold $1,928 million of natural gas, petroleum products and chemicals from and to Shell International Trading Company and other affiliates of the Parent Companies. These transactions were made at standard commercial rates and terms.
In the ordinary course of business, the Corporation and its subsidiaries enter into transactions with other entities of which a director of the Corporation also serves as a director or officer. These other entities are identified in the Statement of Corporate Governance Practices attached as Appendix 2 to this Management Proxy Circular.

Composition of the Compensation Committee

The Board of Directors of the Corporation has delegated to the Management Resources and Compensation Committee (“MRCC”) responsibility for overseeing compensation programs for senior management of the Corporation. The Board of Directors appoints the MRCC annually. None of the members of the MRCC is or was an officer, employee or former officer or employee of the Corporation or any of its affiliates, nor are they eligible to participate in the Corporation’s executive compensation program. The MRCC met seven times during 2004 to fulfill its responsibilities and was comprised of five directors as of December 31, 2004: R.W. Osborne (Chairman), D.H. Burney, I.J Goodreau, R. Royer and N.C. Southern.

Report on Executive Compensation

Compensation Philosophy
The Corporation’s executive compensation program reflects the Corporation’s philosophy that executive compensation should:

•	attract and retain high quality senior management with the necessary experience to create long term value;

•	be consistent, fair and equitable across the business units of the Corporation;

•	be based on competitive levels of pay for responsibility and performance that contribute to objectives established for the Corporation, its business units and the executive;

•	align interests of senior management with the interests of the Corporation’s shareholders in creating value over the longer term; and

•	have a significant component linked to the achievement of specific financial and non-financial measures and results.

Role of the Compensation Committee
In addition to approving compensation for senior management of the Corporation, including those listed in the Summary Compensation Table as Named Executive Officers, it is the responsibility of the MRCC to:

•	review the performance of the President and Chief Executive Officer (“CEO”) based upon agreed targets and objectives;

•	review and determine the compensation of the President and CEO;

•	review and approve the annual recommendations of the President and CEO with respect to adjustments, if any, in the base salaries of each Named Executive Officer (as identified on page 20 of this Management Proxy Circular) as well as all other senior management;

•	determine, annually, whether or not there will be any incentive awards for senior management;

•	administer and grant share options under the Corporation’s Long Term Incentive Plan;

•	administer the Corporation’s Deferred Share Unit Plan for Executive Officers;

•	review new pension and benefit plans and any significant changes to such plans;

•	review senior management succession plans;

•	recommend candidates to the Board for appointment as officers of the Corporation; and

•	engage, as required, independent consultants to provide input and advice on executive compensation matters.
Compensation Summary
Executive compensation is comprised of base salary, annual incentive pay, pensions, long term incentives and perquisites. The structure of the total compensation package varies in accordance with the level and nature of an employee’s position in the organization. Generally, the higher the level of position, the greater the portion of the compensation package that is variable and at risk. This recognizes the degree to which an employee is able to influence operational results.
In determining the compensation of senior management of the Corporation, the MRCC makes use of competitive compensation data to determine comparative positioning and considers internal relativity and individual skills, experience and performance when setting and adjusting compensation levels. Competitive compensation data from a comparator group comprised of Canadian companies from the integrated oil sector as well as a broader oil and gas market is used. In total there are approximately 20 companies in the oil and gas comparator group (the “Comparator Group”). These organizations are of comparable size, scope and complexity to the Corporation and are representative of the types of organizations with which the Corporation must compete for talent. For 2004, base salaries were targeted at the 50th percentile of the Comparator Group. If corporate, business unit and individual performance targets are met for the performance year, the annual incentive award is intended to position total cash compensation (base salary plus annual incentive pay) at the 75th percentile of the Comparator Group. Below target performance results in total cash compensation below the 75th percentile of the Comparator Group, while above target performance is designed to position total cash compensation above the 75th percentile of the Comparator Group.
Stock options (which attach tandem share appreciation rights (“SARs”), collectively referred to herein as “Options”) are reviewed separately from total cash compensation (see pages 22 and 23 of this Management Proxy Circular). The Corporation’s Long Term Incentive Plan has value only to the extent that additional shareholder value is created over time. Fifty per cent of the Options granted to senior management are performance-based and 50 per cent are time vested. Options are granted on the basis that the combined value of both performance-based and time vested Options will result in a value at the average of an integrated company comparator group (including Suncor, Imperial Oil, and Petro-Canada), based on expected value as determined by Black-Scholes valuation methodology if performance-based Options vest 50 per cent of the time.
Perquisites are considered a minor component of senior management compensation and periodic reviews are conducted and adjustments made, subject to the approval of the MRCC.
The Corporation strives to attract and develop high quality senior management with the necessary experience to create long-term value. An active program of expatriation with other members of the Royal Dutch/ Shell group of companies (the “Group Companies”) allows the Corporation to improve the competitiveness of its business and develop senior and high potential staff by providing them opportunities to gain operational and strategic experience they may not necessarily receive within Canada. The Corporation also benefits from reciprocal exchanges of talent within the Group Companies. Expatriate senior management who are on assignment with the Corporation may be compensated according to expatriate compensation programs, which are developed for and utilized by the other members of the Group Companies.
Base Salaries
Base salaries are set according to senior management’s duties and responsibilities, the degree of special skill and knowledge required to perform the role and a comparison to others inside as well as outside the organization in similar positions of responsibility and scope. The base salaries are reviewed annually and adjusted as appropriate, based on position, responsibilities, performance and competitive market data.
The MRCC approves adjustments to the base salary of the President and CEO. The MRCC approves base salary recommendations made by the President and CEO for the other senior management of the Corporation.
Annual Incentive Pay
The Corporation believes incentive pay rewards employees for their individual, business unit and corporate contributions. All staff employees in the Corporation participate in an annual incentive program based on a scorecard tool (the “Scorecard”). Senior management is also rewarded on the basis of Scorecard results. A substantial portion of senior management’s annual compensation is linked to the achievement of pre-defined corporate, business unit and individual targets and objectives. Target annual incentive payments are based on each senior manager’s position and level of responsibility within the Corporation. Targets are established as a percentage of base salary. If certain performance levels are achieved, annual incentive awards are payable and intended to provide amounts that are competitive with incentives that would be paid to other senior managers within the Comparator Group in similar circumstances. The Corporation’s Scorecard is used as the starting point in the annual incentive pay process for senior management and makes up the largest component of their annual incentive pay. Individual performance is taken into consideration when determining these awards and can increase or decrease the amount of the annual incentive award. A performance contract documents the targets and objectives to be achieved by an individual in the current fiscal year and may include elements such as Scorecard and business results, strategic milestones, leadership and overall contribution to the Corporation’s reputation and success. The MRCC has full discretion to determine whether or not awards will be paid in any year and, if so, the amount of the payments available under the annual incentive pay program in that year. For the Named Executive Officers, the target range is between 60 - 65 per cent of base salary and could range from 0 per cent if threshold is not met to between 100 - 130 per cent of annual base salary when outstanding Scorecard and individual results are achieved.

In 2004, the Corporation’s common Scorecard measures were ROACE (Return On Average Capital Employed), ROACE Rank and Total Shareholder Return (“TSR”) Rank. “Rank” refers to the Corporation’s position relative to a comparator group of other Canadian integrated oil and gas companies. In addition to the Corporation’s common Scorecard measures, each business unit had measures and targets specific to their business unit.
For 2004, all business unit Scorecards (Exploration & Production, Oil Products, Oil Sands and Corporate) were above target. Annual incentive payments for senior management vary depending on their position in the Corporation and the relevant combination of business unit, corporate and individual performance.
Long Term Incentive Plan
Under the Long Term Incentive Plan (“LTIP”), Options to purchase Common Shares may be granted to senior management and other selected employees to link a part of their compensation to the interests of shareholders of the Corporation. The Corporation believes that the LTIP encourages achievement of long-term goals of the Corporation and therefore acts as a balance to the annual incentive pay program. The LTIP is administered by the MRCC. Annually, the number of Options granted is reviewed to ensure that the LTIP is competitive when compared with the Comparator Group.
The term of an Option is ten years from the date of grant and the strike price is the closing market price of the Common Shares on the date of grant. In 2004 the Corporation offered, subject to Option holder agreement, to amend all of its outstanding Options to include tandem SARs (approximately 98 per cent of Option holders have accepted). A SAR is a cash payment feature which provides the Option holder the right to surrender the exercisable Option for cancellation in return for a cash payment from the Corporation. The cash payment is based on the number of Options surrendered, multiplied by the amount by which the market price of the Common Shares at the time of surrender exceeds the strike price of the Option. The inclusion of the cash payment feature in existing and future Options enables the Corporation to provide similar benefits to Option holders without increasing dilution caused by increasing the number of outstanding Common Shares.
Annually, the MRCC grants Options to selected senior employees, including the Named Executive Officers, on a discretionary basis. The MRCC also grants Options, on a selected basis, to other employees whose skills have high future value to the Corporation. Generally, the size of the award increases with the level of responsibility of the employee. Grants are made without reference to outstanding awards held by the employee, but the MRCC does take into consideration the number of issued and outstanding Common Shares of the Corporation at the time of grant. The aggregate number of Common Shares that may be granted under Options to an individual cannot exceed 900,000 (0.33 per cent of the total number of issued and outstanding Common Shares as of the date hereof) and, as of December 31, 2004, no single Option holder meets or exceeds this limit. No Options are granted to non-employee directors, no Options are granted in respect of any securities other than Common Shares and no dividend or proxy voting rights are granted prior to an Option being exercised and Common Shares being acquired. In 2004, approximately 11 per cent of employees within the Corporation received Options.
For senior management, 50 per cent of the Options granted under the LTIP are time vested and have a 10-year term with vesting of one-third each year following the grant date. The other 50 per cent of the Options granted are performance-based. Performance-based Options have a 10-year term with vesting determination at three years following the grant date. For the performance-based Options to automatically vest, the comparative three year TSR must exceed the average of Imperial Oil, Petro-Canada and Suncor’s TSR. If the Corporation’s TSR does not meet the above target, the MRCC may determine, in its sole discretion, that all or a portion of the Options granted shall vest. In January 2005, the 2002 performance-

based Options fully vested (100 per cent) as the Corporation’s overall TSR exceeded the average of this comparator group.
If a recipient of Options voluntarily ceases employment, the Options terminate over a range of periods based on the recipient’s age and eligibility for the Corporation’s pension plan. In the case of termination without cause, Options remain outstanding for two to five years, based on the recipient’s eligibility for the Corporation’s pension plan. Options are terminated on the date an employee is terminated for cause.
The Board of Directors may amend the LTIP, subject to obtaining all necessary shareholder and stock exchange approvals. The MRCC may also amend individual long term incentive agreements with the consent of the holder. LTIP awards are not transferable by the recipient otherwise than by will or the laws of succession.
With the approval of the Toronto Stock Exchange, and upon the recommendation of the MRCC, the Board of Directors approved the following administrative amendments to the LTIP in 2004:

•	changed the references in the LTIP from “Class “A” Common Shares” to “Common Shares”;

•	removed transition provisions that were included when the LTIP was introduced in 1984 to replace a predecessor option plan;

•	changed the method of determining the value of SARs such that the deemed fair market value of the Corporation’s Common Shares at the time of exercise of a SAR is the average of the daily high and low board lot trading prices on the last trading day in which a board lot of the Corporation’s Common Shares traded on the Toronto Stock Exchange;

•	sought amendments to all existing but unexercised Options to attach SARs; and

•	dissolved the Long Term Incentive Subcommittee and vesting the powers of that committee under the LTIP in the MRCC.
In addition, the Corporation also implemented the following changes to the LTIP in 2004 with the approval of the Toronto Stock Exchange and the shareholders of the Corporation:

•	clarified the definition of employees eligible to participate in the LTIP;

•	increased the aggregate number of Common Shares reserved for issuance under the LTIP by an additional 9,000,000 Common Shares;

•	permitted the return of Option shares to the LTIP upon the exercise of a SAR; and

•	deleted the time limitation period for SARs so that SARs are exercisable during the same time periods as Options.
Share Ownership Guidelines
To support the Corporation’s belief in share ownership by executive officers, the Corporation introduced Share Ownership Guidelines effective December 1, 2004 that require shareholdings in the Corporation proportionate to an individual’s compensation and position. Over a period of time, executive officers are expected to accumulate shareholdings having a value at least equal to a multiple of their annual base salary. The guidelines require holdings by the CEO of two times base salary, by Canadian Senior Vice Presidents and the Chief Financial Officer (“CFO”) of one times base salary and, on a prospective basis, expatriate Senior Vice Presidents of 50 per cent of base salary. Share ownership includes Common Shares and Deferred Share Units (“DSUs”). The guidelines are required to be attained by the later of December 1, 2009 or five years after appointment to certain designated positions.

Executive Deferred Share Unit Plan
The purpose of the Executive Deferred Share Unit Plan is to assist the CEO, CFO and the Canadian Senior Vice Presidents in attaining their required shareholdings under the Share Ownership Guidelines. This plan also strengthens the alignment of interests between senior executive officers and shareholders by linking annual incentive awards to the future value of the Corporation’s Common Shares. Under the plan, each participant may elect to receive all or a percentage of his or her annual incentive pay in the form of DSUs.
A participant is required to make an irrevocable election to take part in the plan prior to December 31 of the relevant fiscal year. When annual incentive payments are determined at the end of the fiscal year, the amount elected is converted to DSUs based on the closing price of the Common Shares on the Toronto Stock Exchange on the third business day following the public disclosure of the Corporation’s year-end financial results.
DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on the Corporation’s Common Shares. The participant is not allowed to convert the DSUs until he or she has ceased to be an employee or director of the Corporation or an affiliate. The cash value of the DSUs is equivalent to the market value of the Common Shares when conversion takes place.
Compensation of the President and CEO
Ms. Linda Cook was President and CEO until July 31, 2004 and Mr. Clive Mather assumed these duties effective August 1, 2004.
Ms. Cook, who was seconded to the Corporation from within the Group Companies, had her total compensation package established based on internal comparisons to that of her global peer group within the Group Companies. The Canadian competitive market is also considered when determining and adjusting compensation. Ms. Cook’s compensation package was designed to ensure continuity and her ultimate reintegration with the Group Companies.
Mr. Mather is seconded to the Corporation from Shell International Limited and participates in the Corporation’s base salary, annual incentive pay program and LTIP on the same basis as other Canadian senior management of the Corporation.
Base Salary
Mr. Mather’s base salary was determined on the same basis as other Canadian senior management. His salary was targeted at the 50th percentile of the competitive market based on market data for similar roles and levels of responsibility within the Comparator Group. As with other senior management, the President and CEO’s salary is reviewed annually and adjustments are based on competitive market data and performance compared to established targets and objectives.
Annual Incentive Pay
At the beginning of 2004, a performance contract with identified targets and objectives was established between Ms. Cook and the MRCC with identified targets and objectives which included:

•	the profitability of the Corporation as determined by ROACE compared to targets established at the beginning of the performance cycle;

•	the profitability and financial performance of the Corporation compared to other integrated oil companies as measured by ROACE Rank and TSR Rank;

•	the strategic positioning of the Corporation for profitable growth and future success;

•	the safety and environmental performance of the Corporation;

•	the operational performance of the business as measured by key performance metrics; and

•	the leadership of the Corporation and the strength of its people and succession plans.
Ms. Cook’s annual incentive pay from January 1, 2004 until July 31, 2004 was determined by the Corporation’s Scorecard results. Additionally, an assessment of Ms. Cook’s individual performance compared to the objectives listed in the President and CEO’s performance contract was also completed. Ms. Cook’s target bonus was established at 65 per cent of base salary to be modified up or down based on the degree to which the Corporate Scorecard measures were met. The maximum annual incentive pay was restricted to 100 per cent of base salary on the basis of consistency with the Parent Companies’ plan.
Mr. Mather’s annual incentive target is 65 per cent of annual base salary and is modified up or down based on Corporate Scorecard results and the assessment of his individual performance by the MRCC. Mr. Mather’s annual incentive may not exceed 130 per cent of his annual salary.
Mr. Mather adopted Ms. Cook’s performance targets and objectives for 2004, with support from the MRCC, when he was appointed President and CEO. Ms. Cook’s and Mr. Mather’s annual incentive payments for 2004 recognized their role in effectively leading the Corporation in a year where overall Scorecard results were above target. Specifically,

•	the profitability of the Corporation exceeded expectations in 2004, with a ROACE that was above the established target;

•	the profitability and financial performance of the Corporation compared to the integrated oil comparator group was met or exceeded;

•	the objectives set for strategic positioning of the Corporation for profitable growth and success exceeded target;

•	the Corporation’s safety and environmental performance was at or above target;

•	operational results varied by business unit and were reflected in the outcome of each business unit Scorecard but were primarily above target; and

•	progress in the area of succession planning and leadership development was on target.
Ms. Cook’s 2004 annual incentive payment from the Corporation was approximately 90 per cent of her base salary for the time she was with the Corporation.
Mr. Mather’s 2004 annual incentive payment from the Corporation was approximately 90 per cent of his base salary for the time he was with the Corporation.
Long Term Incentives
Ms. Cook was eligible to participate in the LTIP. Her annual award was based on a grant of stock options (time vested and performance-based) that was equivalent in value to what she would have received under the Group Companies’ stock option program. When Ms. Cook left the Corporation to commence her duties as Managing Director of Royal Dutch Petroleum Company, she was required to surrender her stock options (see note 14 to the Summary Compensation Table).
Mr. Mather is eligible to participate in the LTIP. As with other senior management, Option grants are considered on an annual basis and take into account the President and CEO’s comparative market position when determining how many Options will be granted.

As is consistent with other employees on expatriate assignment from within the Group Companies, the MRCC felt it appropriate that the Corporation provide Ms. Cook, Mr. Mather and their families with housing assistance in Calgary, Alberta.
Report presented by:
R.W. Osborne, Chairman
D.H. Burney
I.J. Goodreau
R. Royer
N.C. Southern

Summary Compensation Table

The following table presents a summary of the compensation paid to each individual who served as President and CEO and CFO of the Corporation for the past three years and the next three highest paid executive officers of the Corporation in respect of the financial year ended December 31, 2004 (collectively referred to herein as the “Named Executive Officers”). All monetary amounts are expressed in Canadian dollars unless otherwise noted.

								Long-Term
		Annual Compensation						Incentives(1)
								Securities
				Annual				Under
				Incentive		Other Annual		Options/SARs	All Other
Name and		Salary		Pay		Compensation		Granted	Compensation
Principal Position	Year	($)		($)		($)(2)		(#)	($)

C. Mather	2004	347,917	(3)	320,000	(4)(5)	104,280	(6)	Nil	427,902 (7)(8)
President and CEO

L.Z. Cook	2004	581,409	(9)	470,000	(10)	338,085	(12)	120,000	161,484 (13)(	14)
President and CEO	2003	421,250	(9)	350,000	(11)	230,374	(12)	Nil	147,520(13)

T.W. Faithfull	2003	716,449	(15)	475,000		57,672	(16)	180,000	130,656(17)
President and CEO	2002	875,000		575,000		112,487	(16)	180,000	78,610(18)

C.L. Williams	2004	345,000	(19)	305,000		–		80,000	Nil
Chief Financial Officer	2003	266,353		195,000	(20)	–		Nil	74,350(21)

S. Støtvig	2003	94,530	(22)	65,000		15,315	(23)	70,000	9,216(24)
Chief Financial Officer	2002	338,750		160,000		93,543		70,000	37,190(24)

D.M. Weston	2004	515,661		410,816	(25)	71,290	(26)	22,000	307,951(27)
Senior Vice President, Products	2003	404,749		264,086	(25)	59,250	(26)	Nil	306,784(27)

H.I. Kilgour	2004	383,750		400,000		–		80,000	Nil
Senior Vice	2003	323,750		290,000		–		80,000	Nil
President, E&P	2002	251,000		165,000		–		20,000	Nil

N.J. Camarta	2004	403,750		275,000		–		80,000	Nil
Senior Vice	2003	378,750		215,000		–		80,000	Nil
President, Oil Sands	2002	348,750		140,000		–		80,000	Nil

Notes:

(1)	The Corporation has not issued any Restricted Shares or Restricted Share Units and does not have a “long-term incentive plan” as that term is described under applicable disclosure rules.
(2)	Unless otherwise noted, perquisites and other personal benefits do not exceed the lesser of $50,000 and 10 per cent of the total annual salary and annual incentive pay.
(3)	Mr. Mather is seconded from Shell International Limited and joined the Corporation on August 1, 2004.
(4)	Mr. Mather’s annual incentive pay is based on the Corporation’s business performance and his salary for the period from August 1, 2004 to December 31, 2004. The Corporation paid for this amount. In April 2005, Mr. Mather will receive a bonus payment from Shell International Limited for the first seven months of 2004, and this amount is not included in the Summary Compensation Table.
(5)	Mr. Mather elected to convert 75 per cent or $240,000 of his bonus to DSUs.
(6)	Includes dependent education assistance and taxable benefits in the amount of $60,851, and $28,688 for housing assistance and taxable benefits. Other expenses and benefits in other Annual Compensation include vehicle, parking and tax equalization protection.
(7)	Mr. Mather received a $50,000 relocation allowance as per the expatriate compensation programs of the Group Companies.
(8)	Mr. Mather is seconded from Shell International Limited and participates in The Shell Overseas Contributory Pension Fund (the “SOCPF”). The Corporation’s cost of contribution to the SOCPF for Mr. Mather is $377,902, which includes a one-time special pension fund contribution in the amount of $280,228. See “Retirement and Savings Program”.

(9)	Ms. Cook joined the Corporation from Shell Expatriate Employment US Inc. (“SEEUS”) on July 1, 2003 and left her position as President and CEO effective July 31, 2004 to join Royal Dutch Petroleum Company. Her salary includes an amount of $52,536 for vacation pay that was outstanding as of the date of her departure.
(10)	Ms. Cook’s 2004 bonus is based on the Corporation’s business performance and her salary for the period from January 1 to July 31, 2004. The Corporation paid for this amount.
(11)	In April 2004, Ms. Cook received a payment in the amount of US$240,000 related to service prior to joining the Corporation in 2003. This amount was paid for by Shell International Limited and is not included in the Summary Compensation Table.
(12)	Includes tax reimbursement and payments on income as per the expatriate compensation programs of the Group Companies in the amount of $258,218 for 2004 and $75,834 for 2003. Other expenses and benefits in Annual Compensation include housing, vehicle, parking and a commodities and services allowance including dependent education expenses in 2003 in the amount of $71,652 as per the expatriate compensation programs of the Group Companies.
(13)	Ms. Cook was seconded from SEEUS. SEEUS is a participating company in retirement programs for Group Company employees such as Ms. Cook. The Corporation’s cost of contribution to two of the US pension plans for Ms. Cook was $111,098 in 2004 and $22,364 for 2003. Additional contributions of US $106,668 made to the retirement programs on behalf of Ms. Cook for the period July to December 2003 were not charged to the Corporation. These additional contributions are not represented in the Summary Compensation Table.
(14)	A payment of $38,100 was made to Ms. Cook in recognition of the requirement to surrender her Shell Canada stock options upon her move to Royal Dutch Petroleum Company. The payment was based on the difference between the grant price and the price of the Common Shares on July 26, 2004 multiplied by 10,000 stock options (50 per cent of the number of stock options that would have vested after one year).
(15)	Mr. Faithfull resigned from his position as President and CEO of the Corporation effective July 31, 2003. His salary includes an amount of $160,050 for vacation pay that was outstanding as of the date of his resignation.
(16)	Includes housing and taxable benefits as per the expatriate compensation programs of the Group Companies for 2003 of $49,344 and for 2002 of $84,590.
(17)	Mr. Faithfull was seconded from Shell International Limited and participated in the SOCPF. The amount of $130,656 represents the cost of contribution to the SOCPF for Mr. Faithfull. See “Retirement and Savings Program”.
(18)	Mr. Faithfull received a special one-time retirement payment from Shell International Limited in the amount of $239,282 in 2003. This payment is not included in the Summary Compensation Table.
(19)	Ms. Williams re-joined Shell Canada from an affiliate company as Chief Financial Officer effective April 1, 2003.
(20)	Ms. William’s 2003 bonus was for performance from March 10, 2003 to December 31, 2003.
(21)	Ms. Williams received a relocation allowance of $74,350.
(22)	Mr. Støtvig retired from the Corporation effective March 31, 2003. His salary includes an amount of $8,280 for vacation pay that was outstanding as of the date of his retirement.
(23)	Includes housing and taxable benefits as per the expatriate compensation programs of the Group Companies of $14,754 for 2003 and $59,016 for 2002.
(24)	Mr. Støtvig was seconded from Shell International Limited and participated in Shell International Limited’s pension plan. This represents the Corporation’s cost of contribution to Shell International Limited’s pension plan for Mr. Støtvig. See “Retirement and Savings Program”.
(25)	Mr. Weston is seconded from Shell International Limited and participates in Shell International Limited’s Variable Pay Program. In April 2004, Mr. Weston received a bonus of $264,086 for the 2003 performance year. The Corporation pays for amounts awarded under this program.
(26)	Includes housing and taxable benefits as per the expatriate compensation program of the Group Companies for 2004 of $68,850 and for 2003 of $57,377.
(27)	Mr. Weston is seconded from Shell International Limited and participates in the SOCPF. The Corporation’s cost of contribution to the SOCPF for Mr. Weston for 2004 is $307,951, which includes a one-time special pension fund contribution in the amount of $167,300, and for 2003 $280,555, which included a one-time special pension fund contribution in the amount of $186,896. See “Retirement and Savings Program”.

Options and Share Appreciation Rights

For a description of the Corporation’s Long-Term Incentive Plan see “Report on Executive Compensation – Long Term Incentive Plan” on pages 15 and 16 of this Management Proxy Circular.
The following tables present details of grants to the Named Executive Officers during 2004.
Option/SAR Grants During the Most Recently Completed Year

					Market Value
					of Securities
			% of Total		Underlying
	Securities Under		Options/SARs		Options/SARs
	Options/SARs		Granted to	Exercise or	on the Date
	Granted		Employees in	Base Price	of Grant
Name	(#)		Financial Year	($/Security)	($/Security)	Expiration Date

C. Mather	Nil		Nil	Nil	Nil	N/A

L.Z. Cook	120,000	(1)	7.08	62.55	62.55	N/A

C.L. Williams	40,000	(2)	2.36	62.55	62.55	January 27, 2014
	40,000	(3)	2.36	62.55	62.55	January 27, 2014

D.M. Weston	11,000	(2)(4)	0.65	62.55	62.55	January 27, 2014
	11,000	(3)(4)	0.65	62.55	62.55	January 27, 2014

H.I. Kilgour	40,000	(2)	2.36	62.55	62.55	January 27, 2014
	40,000	(3)	2.36	62.55	62.55	January 27, 2014

N.J. Camarta	40,000	(2)	2.36	62.55	62.55	January 27, 2014
	40,000	(3)	2.36	62.55	62.55	January 27, 2014

Notes:

(1)	All of Ms. Cook’s stock options granted in 2004 were cancelled when Ms. Cook returned to Royal Dutch Petroleum Company (see note 14 to the Summary Compensation Table).
(2)	Time vested options/SARs.
(3)	Performance-based options/SARs.
(4)	Reflects expected value of award levels received by peers employed by the Group Companies.

The following table presents details of exercises of Options during 2004 and related year-end values for the Named Executive Officers.
Aggregated Option/SAR Exercises During the Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

					Value of Unexercised in-
	Securities	Aggregate	Unexercised Options/SARs		the-Money Options/SARs at
	Acquired on	Value	at December 31, 2004		December 31, 2004
	Exercise	Realized	(#)		($)

Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

C. Mather	Nil	Nil	Nil	Nil	Nil	Nil

L.Z. Cook	Nil	Nil	Nil	Nil	Nil	Nil

C. Williams	8,000	402,140	54,100	80,000	2,849,646	1,395,200

D.M. Weston	Nil	Nil	0	22,000	0	383,680

H.I. Kilgour	Nil	Nil	76,764	153,336	3,495,555	3,896,559

N.J. Camarta	16,800	869,089	187,549	200,001	8,767,401	5,543,368

Securities Authorized for Issuance Under Equity Compensation Plans
The following table shows, as of December 31, 2004, compensation plans under which equity securities of the Corporation are authorized for issuance from treasury. This information relates to the LTIP which has previously been approved by shareholders. There are no equity compensation plans requiring the issuance of Common Shares of the Corporation not previously approved by shareholders. Please refer to the description of the LTIP under “Report on Executive Compensation – Long Term Incentive Plan” on pages 15 and 16 of this Management Proxy Circular.

Plan Category	(A) Number of Securities	(B)	(C) Number of Securities Remaining
	to be Issued Upon	Weighted - Average	Available for Future Issuance Under
	Exercise of	Exercise Price of	Equity Compensation Plans
	Outstanding Options	Outstanding Options	(excluding Securities in column (A))
	(#)		(#)

Equity Compensation
Plans approved by	6,110,000	$45.35	9,991,000
Securityholders

Equity Compensation
Plans not approved by	Nil	Nil	Nil
Securityholders

Total	6,110,000	$45.35	9,991,000

Retirement and Savings Program

The Corporation’s Retirement and Savings Program (including the Shell Savings Fund described below) applies to all employees of the Corporation and certain of its subsidiaries, excluding expatriates from other Group Companies who retain coverage with their home base company.
The pension plan design was amended January 1, 1994 with two components, a defined contribution segment and a defined benefit segment (which is non-contributory save for an optional top-up funded by employee contributions). There are no Named Executive Officers in the defined contribution segment. The defined benefit segment is designed to provide a regular pension annuity ascertained by multiplying an individual’s average final earnings (basic salary plus annual incentive pay up to 20 per cent of basic salary if age is 50 and age plus service equals at least 65) for the best three consecutive years of the last ten years of service by 1.75 per cent which is then multiplied by the number of years of defined benefit accredited service from January 1, 1994. Pension is discounted if retirement is initiated prior to achieving age 55 and 80 points (age plus total years of accredited service). Messrs. Camarta and Kilgour and Ms. Williams participate in the defined benefit segment of the registered pension plan.
An individual participating in the defined benefit segment of the registered pension plan has the option to purchase an additional annuity ascertained by multiplying an individual’s average final earnings (basic salary plus annual incentive pay up to 20 per cent of basic salary if age is 50 and age plus service equals at least 65) for the best three out of ten years of service by 0.25 per cent, which is then multiplied by the number of years for which the annuity has been purchased. Premiums for the optional annuity are paid for by the individual and are based on age and years of service. The premium is reviewed annually by the Corporation’s actuary and adjusted as appropriate.
For service prior to January 1, 1994 the pension plan design (which was non-contributory) provides a regular pension annuity ascertained by multiplying an individual’s average final earnings for the best five consecutive years of the last ten years of service (basic salary plus annual incentive pay up to 20 per cent of basic salary if age is 50 and age plus service equals at least 65) by one per cent up to AFYMPE (Average Final Yearly Maximum Pensionable Earnings as set for CPP) and two per cent above AFYMPE, which is then multiplied by the number of years of accredited service up to December 31, 1993 (maximum 35). In addition, a bridge benefit of average final earnings for the best five consecutive years of the last ten years of service multiplied by one per cent up to AFYMPE multiplied by years of accredited service is payable up to and including the month of the individual’s 65th birthday. A portion of the regular pension annuity is funded through the Shell Savings Fund. The Shell Savings Fund is registered with the Canada Revenue Agency as a deferred profit-sharing plan. After two years completed service, the Corporation and its participating subsidiaries paid into the Shell Savings Fund an amount equal to a percentage of the individual’s basic salary, according to the length of accredited service; namely at a rate of five per cent during the third, fourth, fifth and sixth year of service and at a rate of 10 per cent thereafter (with a maximum payment of $2,500 per year commencing in 1985) to a maximum of 35 years. Contributions to the Shell Savings Fund by the Corporation and its participating subsidiaries ceased effective December 31, 1993. All employees eligible to retire prior to January 1, 1997 remain under the provisions of the program outlined in this paragraph. None of the Named Executive Officers were eligible to retire prior to January 1, 1997.
It is the Corporation’s practice to retire senior management at age 60. In light of this earlier than normal retirement age, the Corporation provides a Senior Staff Retirement Plan, which allows the senior executive who retires at age 60 to elect to receive either:

•	a lump-sum payment equal to final salary plus a three year rolling average of pensionable annual incentive pay received immediately prior to retirement date multiplied by two; or

•	a supplementary pension equivalent to the straight-life annuity that can be provided by final salary plus a three year rolling average of pensionable annual incentive pay received immediately prior to retirement date multiplied by 1.5 which provides benefits consistent with the Corporation’s Retirement and Savings Program.
The following table shows estimated annual benefits payable upon retirement from the Corporation’s Retirement and Savings Program up to age 65. At age 65, the bridge benefit for service prior to January 1, 1994 ceases. Some or all of this bridge benefit may be replaced by government pension benefits.
Pension Plan Table(1)

Years of Service

Remuneration(2)	15	20	25	30	35

200,000	$60,000	$80,000	$100,000	$120,000	$140,000

250,000	75,000	100,000	125,000	150,000	175,000

300,000	90,000	120,000	150,000	180,000	210,000

350,000	105,000	140,000	175,000	210,000	245,000

400,000	120,000	160,000	200,000	240,000	280,000

450,000	135,000	180,000	225,000	270,000	315,000

500,000	150,000	200,000	250,000	300,000	350,000

550,000	165,000	220,000	275,000	330,000	385,000

Notes:

(1)	Based on total Retirement and Savings Program entitlement, including bridge benefits, optional 0.25 per cent annuity and Shell Savings Fund annuity (see “Retirement and Savings Program”).
(2)	Calculation based on remuneration being equal to average final earnings (see “Retirement and Savings Program”). Remuneration comprises salary and up to 20 per cent of basic salary (if age is 50 and age plus service equals at least 65).
The following table sets forth the years of accredited service as of December 31, 2004 for each of the Named Executive Officers:

Named Executive Officer	Years of Accredited Service

C. Mather	Nil
L.Z. Cook	Nil
C.L. Williams	20 years
D.M. Weston	Nil
H.I. Kilgour	28 years
N.J. Camarta	29 years
Ms. Cook did not and Messrs. Mather and Weston do not participate in the Corporation’s Retirement and Savings Program as they continue membership in various pension plans of the Group Companies. The Corporation’s cost of contributions to such pension plans for 2004 was $377,902 for Mr. Mather, $111,098 for Ms. Cook and $307,951 for Mr. Weston (see notes 8, 13 and 27 to the Summary Compensation Table on pages 20 and 21 of this Management Proxy Circular).

Indebtedness

In 2003 the Corporation provided a housing assistance loan to Sam Spanglet, a Vice President of the Corporation, for relocation. The loan is in the amount of $300,000 and is secured by a first mortgage upon Mr. Spanglet’s principal residence.
The loan is without interest, however it is repayable upon the earlier of the sale of the residence or within 90 days of Mr. Spanglet’s retirement. In lieu of interest, the Corporation is entitled to receive one-half of any appreciation of the residence upon its sale. The amount repayable upon such sale will be reduced to the extent the property declines in value.

Five Year Total Shareholder Return Comparison

The following graph assumes that $100 was invested on December 31, 1999 in the Corporation’s Common Shares, the S&P/ TSX Composite Index and the S&P/ TSX Integrated Oil and Gas Index, respectively, and all dividends were reinvested.

Compensation of Directors

Annual Retainers and Attendance Fees
Effective January 1, 2005, annual retainers and attendance fees are paid to the members of the Board of Directors on the following basis:

Board Member	$50,000
Lead Director	$10,000
Audit Committee Member	$7,000
Audit Committee Chair	$10,000
Management Resources and Compensation Committee Member	$5,000
Management Resources and Compensation Committee Chair	$7,000
Nominating and Governance Committee Member	$5,000
Nominating and Governance Committee Chair	$7,000
Reserves Committee Member	$5,000
Reserves Committee Chair	$7,000
Per-meeting fee for Board (personal attendance)	$2,000
Per-meeting fee for Board (conference call attendance)	$1,000
Per-meeting fee for Committees (personal attendance)	$1,500
Per-meeting fee for Committees (conference call attendance)	$750

The director selected to be Chairman of the meetings of the Board is entitled to receive an additional $75,000 per annum. Directors who are employees of the Corporation or of the Parent Companies or of any affiliate thereof do not receive any directors’ fees.

Directors’ Compensation Plans
All directors who are not employees of the Corporation or of the Parent Companies or of any affiliate thereof must elect, on an annual basis, to participate in either the Director Share Compensation Plan (the “DSC Plan”) or the Non-Employee Directors’ Deferred Share Unit Plan (the “DSU Plan”). The principal features of these plans are summarized below.

DSC Plan	DSU Plan

Participation – Each participating director in the DSC Plan:	Participation – Each participating director in the DSU Plan:
(a) receives 50 per cent of the fees payable to him or her for serving on the Board (excluding committee fees) in the form of Common Shares; and	(a) receives 50 per cent of Board fees (excluding committee fees) in the form of DSUs; and
(b) may elect to receive any additional percentage of Board fees and any percentage of committee fees in the form of Common Shares.	(b) may elect to receive any additional percentage of Board fees and any percentage of committee fees in the form of DSUs.

The Common Shares are purchased on the open market by CIBC Mellon Trust Company, who acts as custodian under the DSC Plan, after the end of each calendar quarter and are credited to each participating director’s account.	When fees are payable (on a quarterly basis), the
percentage(s) of fees elected are converted to DSUs which have a value equal to the market price of the Corporation’s Common Shares at the end of such quarter.

Dividends – The Common Shares purchased under the DSC Plan attract dividends.	Dividends – The DSUs attract dividends in the form of additional DSUs at the same rate as dividends on the Common Shares.

Receipt of Compensation – Once per calendar year, a participating director may instruct the custodian to sell or transfer any or all of the Common Shares credited to his or her account. Upon termination of Board service, any Common Shares and dividends remaining in the participating director’s account are delivered to such director and the account is closed.	Receipt of Compensation – A participating director is not eligible to convert DSUs until his or her termination of Board service and, if applicable, cessation of employment with the Corporation or the Parent Companies or any affiliate thereof. Following such time, and in any event prior to December 31 of the next year, the DSUs credited to such director are converted to cash in an amount equivalent to the market value of the Common Shares when the conversion is effective.

The DSC and DSU Plans are administered by the Nominating and Governance Committee. All costs associated with the administration of both plans are borne by the Corporation.
Directors as such do not participate in any pension, retirement or other such plan of the Corporation and its subsidiaries.
Director Share Ownership Requirements
Outside directors, who are not employees of the Corporation or of the Parent Companies or of any affiliate thereof, are required to own either Common Shares or DSUs equivalent to three years’ Board annual retainer fees (currently $50,000 per year) after five years of Board service.

Report of the Audit Committee

Membership
The Board of Directors appointed the Audit Committee at the meeting of the Board on April 30, 2004 and chose K.L. Hawkins to be Chairman of the committee.
The Audit Committee has five members and each member is an independent director, as defined by Multilateral Instrument 52-110 Audit Committees (“MI 52-110”).
Financial Literacy and Expertise
The members of the Audit Committee have relevant education and experience as follows:

K.L. Hawkins	Mr. Hawkins holds a degree in Business Economics from North Dakota State University.
I.J. Goodreau	Ms. Goodreau holds a Masters of Business Administration and Bachelor of Commerce degree, with emphasis on accounting and finance, from the University of Windsor.
D.W. Kerr	Mr. Kerr is a chartered accountant.
R.W. Osborne	Mr. Osborne is a chartered accountant and is a Fellow of the Institute of Chartered Accountants. He was Chief Financial Officer of Maclean Hunter Limited for three years and BCE Inc. for one year and spent 13 years with a predecessor of Ernst & Young LLP auditing Canadian public companies.
R. Royer	Mr. Royer holds a Master of Commerce, Bachelor of Civil Law and a Master of Accountancy degree from the University of Sherbrooke. Mr. Royer is a chartered accountant and a member of the Quebec Order of Chartered Accountants and the Canadian Institute of Chartered Accountants. Mr. Royer is also a Fellow of the Quebec Order of Chartered Accountants.
The Board of Directors has determined that each member of the Audit Committee is financially literate, and that D.W. Kerr, R.W. Osborne and R. Royer each have accounting or related financial management expertise and are qualified to be an audit committee financial expert as defined by the United States Securities and Exchange Commission (“SEC”).
Charter
The Audit Committee’s charter was amended by the Board of Directors in 2004 to incorporate the requirements of MI 52-110. In January 2005, the charter was further amended by the Board to include the Audit Committee’s responsibility to review the Corporation’s anti-fraud control program and to remove specific responsibility for oversight of the Corporation’s reserves disclosure. This responsibility for the Corporation’s reserves disclosure was transferred to the Reserves Committee appointed by the Board on September 29, 2004. A copy of the Audit Committee’s mandate is attached to this Management Proxy Circular in Appendix 1 and copies of the charters of the Audit Committee and Reserves Committee are posted on the Corporation’s website at www.shell.ca.

Meetings – 2004
The Audit Committee held nine meetings in 2004 and, among other matters:

•	Discussed with management and the external auditors current and emerging accounting principles and practices and significant disclosure matters and received reports from management on major accounting principles proposed for implementation by the Corporation in 2004 and 2005.

•	Reviewed the annual and interim financial statements, including Management’s Discussion and Analysis, and press releases containing material financial information prior to approval for publication and filing with the securities regulators.

•	Approved the interim financial statements and press releases, including Management’s Discussion and Analysis, for the three months ended March 31, 2004 and the nine months ended September 30, 2004 pursuant to a delegation from the Board of Directors.

•	Confirmed with management that there were no unresolved issues or difficulties between management and the external auditors that could affect the financial statements and reviewed with management the overall performance of the external auditors.

•	Received six reports from and met with the General Auditor to discuss business control and compliance audits conducted by internal audit, including compliance with the Corporation’s Statement of General Business Principles and Code of Ethics, and internal audit’s mandate, objectives, goals, budget and staffing. The Audit Committee met four times with the General Auditor separate from management and the external auditors.

•	Received a report from management on the Corporation’s disclosure controls and procedures and reviewed with management the financial reporting process and internal controls.

•	Received six reports from and met with the external auditors to discuss the scope, objectives and responsibilities of the annual audit, the results of the audit, their assessment of the Corporation’s accounting, financial and management controls and procedures and their statement on independence from the Corporation. The external auditors attended all meetings and met five times with the Audit Committee separate from management.

•	Reviewed and pre-approved the audit and permitted non-audit services to be provided by the external auditors.

•	Reviewed and approved the external auditors’ engagement letter and estimated fees.

•	Reviewed the Corporation’s procedures relating to the disclosure of reserves data for its oil and gas and oil sands mining activities, together with the appointment of the Chief Reservoir Engineer and Chief Mining Engineer as the Corporation’s internal qualified reserves evaluators for oil and gas and oil sands mining, respectively, and the procedures for providing information to these evaluators.

•	Met with management and the internal qualified reserves evaluators to review the reserves data, the reports of the internal qualified reserves evaluators and the related report of management and the Board.

•	Met with the internal qualified reserves evaluators separate from management and confirmed that there were no restrictions that affected their ability to report on reserves data without reservation.

•	Established a policy to regulate the hiring of former personnel of the external auditors by the Corporation.

•	Approved the 2003 expenses of the President.

•	Reviewed the current and emerging U.S. and Canadian disclosure requirements and the Audit Committee’s rules, procedures and responsibilities.
Meetings – First Quarter of 2005
The Audit Committee held three meetings in the first quarter of 2005 and, among other matters, considered the following:
Financial Disclosure
The Audit Committee reviewed and discussed with management and the external auditors the 2004 Annual Information Form, this Management Proxy Circular, Management’s Discussion and Analysis contained in the 2004 Annual Report and the audited consolidated financial statements for the year ended December 31, 2004. Based on this review and discussion, and the report of the external auditors, the Audit Committee recommended to the Board of Directors the approval of the 2004 Annual Information Form, this Management Proxy Circular, Management’s Discussion and Analysis contained in the 2004 Annual Report and the audited consolidated financial statements for the year ended December 31, 2004, together with the auditors’ report thereon, for filing with the Canadian securities regulators and the Form 40-F for filing with the SEC.
Reappointment of External Auditors
The Audit Committee recommended to the Board of Directors that the shareholders be asked to reappoint PricewaterhouseCoopers LLP as the Corporation’s external auditors for 2005.
Report presented by:
K.L. Hawkins, Chairman
I.J. Goodreau
D.W. Kerr
R.W. Osborne
R. Royer

Directors’ and Officers’ Liability Insurance

Liability insurance in the amount of $75,000,000 per policy year was purchased for the benefit of the directors and officers of the Corporation against liability incurred by them in their capacity as a director or officer of the Corporation or of a subsidiary. There is no lesser limit specified for any individual insured.
In 2004, the approximate amount of the insurance premium paid by the Corporation was $542,350 on an annual basis. A one year policy was purchased that will expire June 30, 2005. The premium is payable without distinction as to directors as a group or officers as a group and the total cost of the insurance is paid by the Corporation.
In respect of wrongful acts for which the Corporation is not permitted by law to indemnify an insured individual, there is no deductible. Where the Corporation is permitted to indemnify the insured, the deductible is $500,000.

Statement of Corporate Governance Practices

The Toronto Stock Exchange (the “TSX”) has adopted a set of guidelines for effective corporate governance that requires a listed corporation to disclose annually its approach to corporate governance, with specific reference to each guideline. The Canadian Securities Administrators have published proposed National Instrument 58-101 Disclosure of Corporate Governance Practices (the “CSA Proposals”) which are expected to replace the TSX guidelines as the national standard for corporate governance.
A complete description of the Corporation’s system of corporate governance, according to the TSX guidelines and with cross-references to the CSA Proposals, is set out in the “Statement of Corporate Governance Practices” attached as Appendix 2 to this Management Proxy Circular. This disclosure statement has been approved by the Nominating and Governance Committee and by the Board of Directors.
This Management Proxy Circular, including Appendix 2, is posted on the Corporation’s website at www.shell.ca.

Appointment of Auditors

Unless it is specified in a proxy that shares represented thereby be voted against or withheld from voting in respect of the appointment of auditors, shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy will be voted for the appointment of PricewaterhouseCoopers LLP as independent auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration of such auditors.
PricewaterhouseCoopers LLP have been the auditors of the Corporation for the past 5 years and were first appointed in 1925.
The percentage of votes required for the approval of the appointment of the auditors and the authorization of directors to fix the remuneration of the auditors is a simple majority of the votes cast in person and by proxy.
For each of 2004 and 2003, the following fees were approved for or paid to PricewaterhouseCoopers LLP:

	Year Ended		Year Ended
	December 31,		December 31,
	2004		2003

Audit Fees	$804,000		$830,000
Audit-related Fees	$331,000	(1)	$121,000	(2)
Tax Fees	$265,000	(3)	$234,000	(3)
All Other Fees	–		–

Total	$1,400,000		$1,185,000

Notes:

(1)	Legislative compliance advice, assurance due diligence for a transaction between the Corporation and an affiliate and ISO 14001 re-registration audit.
(2)	Legislative compliance advice and ISO 14001 re-registration audit.
(3)	Expatriate tax services and corporate tax compliance matters.
Representatives of PricewaterhouseCoopers LLP are planning to attend the Meeting and will have the opportunity to make a statement if they so desire and to respond to appropriate questions.

Subdivision of Common Shares

The Board of Directors has approved the proposed subdivision of the Common Shares of the Corporation on a three for one basis. The purpose of the proposed subdivision is to both increase the number of outstanding Common Shares of the Corporation available for trading and to broaden the market for the Corporation’s listed Common Shares by bringing the market price of such shares within a range believed to be more attractive to investors. The Board of Directors and management of the Corporation believe that an increased number of outstanding Common Shares and a broader market will be beneficial to the shareholders and the Corporation.
The proposed subdivision of the Common Shares will not change the rights of holders of Common Shares. Each Common Share outstanding after the proposed subdivision will be entitled to one vote and will be fully paid and nonassessable. Also, the proposed subdivision of the Common Shares will not change the shareholders’ equity or interest in the Corporation. Three Common Shares immediately after the proposed subdivision will be equal to one Common Share immediately before the subdivision. As of March 10, 2005, 275,142,462 Common Shares were issued and outstanding. After the proposed subdivision, the number of Common Shares authorized will be unlimited of which (as of March 10, 2005) 825,427,386 Common Shares will be issued and outstanding. As a result of the proposed subdivision of the Common Shares, there will be certain consequential amendments to the Corporation’s outstanding Options and to the deferred share unit plans in place for the directors and executive officers of the Corporation.
At the Meeting, the shareholders will be asked to consider and, if deemed advisable, approve a special resolution to authorize management of the Corporation to amend the Articles of the Corporation to subdivide each of the authorized Common Shares, without par value, whether issued or unissued, into three Common Shares without par value in the form attached as Appendix 3 to this Management Proxy Circular, subject to such amendments, variations or additions as may be approved at the Meeting. The special resolution must be passed by a majority of not less than two-thirds of the votes cast by shareholders who vote in person or by proxy in respect of the resolution at the Meeting. The Board of Directors may revoke the special resolution before it is acted upon, without further approval of the shareholders, if such revocation would, in the opinion of the directors, be in the best interests of the Corporation.
If the special resolution is approved by the shareholders, it is the Corporation’s intention to file Articles of Amendment to effect the subdivision of the Common Shares. The subdivision of the Common Shares would not, however, become effective until the issuance of a Certificate of Amendment to the Corporation’s Articles by the Director under the Canada Business Corporations Act. The Articles of Amendment will not be filed until the Corporation is satisfied that appropriate arrangements have been made for the listing and trading of the subdivided Common Shares on the TSX. It is expected that the record date for the subdivision of the Common Shares will be June 23, 2005 and, normally, the trading of the subdivided Common Shares commences on the TSX two business days prior to the record date.
Certificates for additional Common Shares to which each shareholder will be entitled, if the special resolution is passed and if the Certificate of Amendment is obtained, will be mailed to shareholders shortly after the record date. Shareholders should retain their existing Common Share certificates and should not surrender them to the Corporation or to the Corporation’s transfer agent. The share certificates outstanding on the effective date of the subdivision will automatically represent the number of subdivided Common Shares following the subdivision.
Shareholders voting against the special resolution are not entitled to exercise any statutory rights of dissent or similar appraisal remedies that would require the Corporation to repurchase their Common Shares if the special resolution is approved by shareholders and implemented by the Corporation.

Income Tax Consequences of the Subdivision
The Corporation is advised by its counsel that the proposed subdivision of the Common Shares will not result in a gain or loss to shareholders who hold their shares as capital property for Canadian or United States federal income tax purposes.
Canada
For Canadian income tax purposes, no disposition or acquisition is considered to have occurred with respect to each subdivided share.
For each Common Share owned by a shareholder immediately before the proposed subdivision, the adjusted cost base to a shareholder of three Common Shares immediately after the subdivision will be equivalent to the adjusted cost base of the unsubdivided share. The cost of all shares will be averaged together to determine the adjusted cost base of any particular share disposed of after the subdivision. Also, each shareholder will be treated as having held the new subdivided shares as of the date the old unsubdivided shares were originally acquired.
United States
For United States income tax purposes, the tax bases to a shareholder of each Common Share immediately after the proposed subdivision will be one-third the tax bases of each unsubdivided share owned immediately before the subdivision.

Shareholder Proposal

Attached to this Management Proxy Circular in Appendix 4 is a shareholder proposal which has been submitted for consideration at the Meeting and the response of the Board of Directors of the Corporation to the proposal. Unless it is specified in a proxy that shares represented thereby be voted for or withheld from voting in respect of the shareholder proposal, shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy will be voted against the shareholder proposal.

2006 Annual Meeting of Shareholders

Shareholder proposals must be received in the office of the Secretary of the Corporation by December 10, 2005 to be considered for inclusion in the management proxy circular and form of proxy for the 2006 annual meeting of shareholders.

Availability of Documents

Copies of the following documents are available upon request and without charge from the Corporation’s Secretary:

•	2004 Annual Information Form
•	2004 Annual Report to Shareholders containing the comparative consolidated financial statements for 2004 together with the auditors’ report thereon and Management’s Discussion and Analysis
•	Interim financial statements for periods subsequent to December 31, 2004
•	2005 Management Proxy Circular
Financial information is available in the Corporation’s comparative consolidated financial statements and Management’s Discussion and Analysis contained in the 2004 Annual Report. The foregoing documents, together with additional information relating to the Corporation, can be found under the Corporation’s profile on SEDAR at www.sedar.com and on the Corporation’s website at www.shell.ca.

Directors’ Approval

The contents and the sending of this Management Proxy Circular have been approved by the directors of the Corporation.
Dated: March 10, 2005
Simon A. Fish
Secretary

APPENDIX 1
BOARD AND COMMITTEE MANDATES

BOARD OF DIRECTORS MANDATE
Board Responsibilities
The Canada Business Corporations Act requires directors to manage, or supervise the management of, the business and affairs of the Corporation. The Board carries out this responsibility through a stewardship role. The day to day management is delegated to the officers of the Corporation. In fulfilling this stewardship role the Board has the responsibility to:

•	Oversee the development and implementation of the annual strategic, financial and operating plans, including annual targets, and approve the annual Capital and Exploration budget.
•	Ensure that management establishes an effective Health, Safety and Environment Management Plan and maintains it in conformity with current standards.
•	Oversee the development and implementation by management of a strategic planning process to identify, manage and monitor the opportunities and principal risks of the Corporation’s business and ensure the implementation of appropriate systems to manage these risks.
•	Ensure that management implements and maintains appropriate internal controls and management information systems.
•	Oversee succession plans and relevant management development plans.
•	Ensure that management maintains an effective shareholder communication program that provides for timely communication by the Corporation with its shareholders, including effective means to enable shareholders to communicate with senior management and the Board and conforms to current practices.
•	Appoint the President and Chief Executive Officer and other officers of the Corporation.
•	Appoint an Audit Committee comprised of independent directors.
•	Appoint such other committees as the Board considers advisable to assist in carrying out its responsibilities effectively and to delegate to such committees any of the powers of the Board it is entitled to delegate pursuant to the Canada Business Corporations Act.
•	Comply with the Corporation’s by-laws and the statutory and fiduciary obligations which generally exist for directors of publicly traded companies in Canada.
•	Comply with and conduct periodic assessments of the Corporation’s Statement of General Business Principles and Code of Ethics and oversee compliance therewith within the Corporation.
•	Satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Corporation and ensure that senior management creates a culture of integrity throughout the Corporation.
•	Establish and maintain a set of governance principles for the Corporation including practices that ensure that the Board functions independently of management.
AUDIT COMMITTEE MANDATE
Financial Reporting and Process Review
The Committee shall deal with the following matters:

•	Review changes in accounting principles and practices followed by the Corporation, and discuss accounting and reporting rules and proposals of regulatory bodies with management and the external auditors.

•	Review the annual financial reports (including Management’s Discussion and Analysis) and other documents containing financial information including press releases that is likely to be material and recommend approval to the Board prior to submission to securities commissions as required by any regulatory authority.
•	Review the interim financial statements (including Management’s Discussion and Analysis) for each interim period in a financial year prior to public announcement and filing with securities commissions.
•	Approve the interim financial statements for the first nine months of a financial year prior to public announcement, filing with securities commissions and delivery to security holders, and for any other interim period in a financial year if a meeting of the Board will not be held prior to public announcement.
•	Satisfy itself that there are no unresolved issues between management and the Corporation’s external auditors or other difficulties encountered by the external auditors that could affect the financial statements.
•	Include in the Management Proxy Circular each year a copy of the Mandate of the Committee and a report to shareholders on the Committee’s activities in satisfying its responsibilities during the year in compliance with these terms of reference.

Internal Financial, Business and Anti-Fraud Controls
The Committee shall deal with the following matters:

•	Review with the internal auditors the objectives and goals, staffing plans and financial budget of the department.
•	Review and approve the internal auditors’ mandate, including internal audit’s purpose, authority and responsibility.
•	Review with management the quality and depth of staffing and, if appropriate, recommend the appointment or replacement of the General Auditor.
•	Meet the General Auditor, either at the request of the General Auditor or on its own initiative, to discuss significant audit findings and management’s response.
•	Receive from management an overview of the risks, policies, procedures and controls surrounding the integrity of financial reporting.
•	Review the Corporation’s anti-fraud program.
•	Review the effectiveness of the overall system of internal controls and the anti-fraud program and the process for identifying and managing principal business risks and provide its view to the Board.
•	Review with management and external auditors compliance with the Corporation’s Statement of General Business Principles and Code of Ethics, and review any significant or unusual transactions or questionable payments which have come to their attention.
•	Review the Corporation’s procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, and, if appropriate, recommend that an additional or replacement complaints procedure be established.
•	Review annually the expenses of the President.
External Auditors
The Committee shall deal with the following matters:

•	Meet the external auditors independently of management, either at the request of the external auditors or on its own initiative, to consider matters, both qualitative and quantitative, which the external auditors believe should be brought to the attention of the Board or shareholders.

•	Review and approve the services to be provided by the external auditors, whether audit or non-audit, prior to the commencement of such services.
•	Review the annual audit plan with the external auditors.
•	Specify the categories of non-audit services that the external auditors are prohibited from providing to the Corporation.
•	Review the external auditors’ evaluation of the Corporation’s internal control systems and procedures.
•	Review the external auditors’ engagement letter and estimated and final compensation for each approved service.
•	On an annual basis, review and discuss with the external auditors all significant relationships the external auditors have with the Corporation to establish independence.
•	Require the external auditors to submit a formal written statement delineating all relationships between the external auditors and the Corporation.
•	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of any of its external auditors.
•	Oversee and review the performance of the external auditors and if appropriate recommend the replacement of the external auditors.
•	Recommend to the Board the selection of the external auditors, with special considerations for independence and effectiveness, and the compensation of the external auditors.

MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE MANDATE
Responsibilities
The Committee shall act within the scope of its authority and shall also deal with such matters as may be referred to it from time to time by the Board of Directors for consideration. The Committee is authorized by the Board to deal with the following:

•	Review and approve the annual targets and objectives of the President and CEO and evaluate his or her performance against such targets and objectives.
•	Review and approve the annual compensation of the President and CEO, in consultation with the Chairman of the meetings of the Board.
•	Based on the recommendation of the President and CEO, review and approve the annual compensation for senior management. “Senior management” means officers of the Corporation and other senior management as designated by the Board from time to time.
•	Approve any changes to pension and other benefit plans that would significantly change the plan features or would have a significant cost to the Corporation, and approve any new pension or benefit plans.
•	Review stock option plans and other equity related long term incentive plans to be administered by the Committee, or such other committee assigned the responsibility to administer the plans.
•	Approve termination settlements for senior management, including any retirement income supplementary to existing pension plans.
•	Review the senior management succession and development plans and report to the Board at least annually on such plans.
•	Recommend candidates for appointment as officers of the Corporation to the Board.
•	Review and approve any employment contracts and any other individual financial arrangements for senior management.
•	Recommend to the Board for approval the Report on Compensation included in the Annual Management Proxy Circular.
•	Review and recommend to the Board for approval any changes to the “Shell Canada Limited Deferred Share Unit Plan for Executive Officers”.

NOMINATING AND GOVERNANCE COMMITTEE MANDATE
Responsibilities
The Committee shall act within the scope of its authority and shall also deal with such matters as may be referred to it from time to time by the Board for consideration. The Committee is authorized by the Board to deal with the following:

•	Review and determine the criteria for identifying potential nominees to the Board of Directors.
•	Seek guidance from the President and Chief Executive Officer in identifying and assessing potential candidates to be nominated for election to the Board of Directors.
•	Review and recommend to the Board of Directors criteria related to the tenure of Directors.
•	Annually review the performance of the Board of Directors, the committees of the Board and individual directors, and the relationship between the Board and management.
•	Annually review the membership of the committees of the Board and make recommendations to the Board on appointments to the committees, including the appointment of a Chairman for each committee.
•	Periodically review and make recommendations to the Board on:

(a)	the Board mandate;
(b)	the mandates and responsibilities of the committees of the Board; and
(c)	the position descriptions for:

•	the Chief Executive Officer;
•	the Chairperson of the Board;
•	the Chairperson of committees of the Board; and
•	the directors.

•	Regularly review and approve changes to the remuneration to be paid to the Directors of the Corporation and any special remuneration for members of Board Committees or the Chairman of the meetings of the Board.
•	Review and recommend to the Board for approval any changes to the “Director Share Compensation Plan” and the “Shell Canada Limited Deferred Share Unit Plan for Non-employee Directors”.
•	Review and recommend to the Board for approval a set of corporate governance principles applicable to the Corporation.
•	Review the orientation and education program for new members of the Board and committees of the Board and oversee the continued development of existing members of the Board.
•	Regularly review the corporate governance practices of the Corporation and, if appropriate, recommend changes to the Board.
•	Review and recommend to the Board for approval the corporate governance disclosure statements required by the Toronto Stock Exchange or securities authorities for inclusion in the Annual Information Form and Management Proxy Circular.
•	Review and make recommendations to the Board on any other matters related to the governance of the Corporation that the Committee considers appropriate.
RESERVES COMMITTEE MANDATE
Responsibilities
The Committee shall have authority and responsibility for the following:

•	Annual review and assessment of the ongoing adequacy of these terms of reference, reporting any proposed changes to the Board for approval.

•	Consultation with the Corporation’s senior reserves evaluation personnel, considering, reviewing and reporting to the Board in respect of the following:

(a)	appointment of, or any changes to, qualified reserves evaluator(s) or auditor(s); and
(b)	determination of reasons for any proposed change in appointment of the qualified reserves evaluator(s) or auditor(s) and, in particular, in the event there is a change of qualified reserves evaluator(s) or auditor(s), whether there have been any disputes between the qualified reserves evaluator(s) or auditor(s) and the Corporation’s management.

•	Consideration and review, with reasonable frequency, of the Corporation’s internal procedures relating to the disclosure of oil, gas and mineable bitumen reserves data, with special attention given to the following:

(a)	the adequacy of such procedures for fulfillment of applicable regulatory and disclosure requirements and restrictions;
(b)	the Corporation’s procedures for providing information to the qualified reserves evaluator(s) or auditor(s) who report on reserves data, and whether any restrictions affect the ability of the qualified reserves evaluator(s) or auditor(s) to report without reservation; and
(c)	the scope of the annual evaluation of the reserves by the qualified reserves evaluator(s) or auditor(s) having regard to applicable securities legislation, regulations and related requirements.

•	Annual review, assessment, and approval of the fees for any independent reserves evaluator(s) or auditor(s).
•	Review all reserve audit reports prepared by the Corporation’s reserves evaluation personnel or any independent reserves evaluator(s) or auditor(s) for the Corporation.
•	Meeting with the Corporation’s management and each of the chief qualified reserves evaluators, prior to approval and filing of reserves data and the report of the qualified reserves evaluator(s) or auditor(s) thereon, to review the Corporation’s annual reserves data, including the following:

(a)	review the scope of work of the qualified reserves evaluator(s) or auditor(s);
(b)	review the reserves estimates of the qualified reserves evaluator(s) or auditor(s); and
(c)	determine whether any restrictions affected the ability of the qualified reserves evaluator(s) or auditor(s) to report on the Corporation’s reserves data without reservation.

•	Coordination of meetings with the Corporation’s management, qualified reserves evaluator(s) and auditor(s), as may be required, to address matters of mutual concern in respect of the Corporation’s evaluation of oil, gas and mineable bitumen reserves.
•	Receive timely reports from management on the status of the Corporation’s response to matters of concern raised in reports prepared by the Corporation’s reserves evaluation personnel or any independent reserves evaluator(s) or auditor(s) for the Corporation.
•	Meeting with the Corporation’s management, prior to public disclosure of the Corporation’s annual reserves data, to review and provide recommendations regarding approval of the content and filing of information as required under applicable securities legislation, regulations and related requirements, including the following:

(a)	the content and filing of the statement of reserves data and related information;
(b)	the filing of the report of the qualified reserves evaluator(s) or auditor(s); and
(c)	the content and filing of the related report of management and the Board.

APPENDIX 2
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Shell Canada Limited (“Shell Canada” or the “Corporation”) is committed to maintaining high standards of corporate governance and continually assesses its governance practices against evolving policies, practices and requirements. The 2004 Annual Report contains an overview of the Corporation’s corporate governance practices on pages 82 and 83.
The table below sets out a comparison of Shell Canada’s corporate governance practices with the Toronto Stock Exchange (“TSX”) guidelines for effective corporate governance set out in section 474 of the TSX Company Manual. Cross-reference is made to the disclosure requirements of the Canadian Securities Administrators’ proposed National Instrument 58-101 Disclosure of Corporate Governance Practices (the “CSA Proposals”).
This Statement of Corporate Governance Practices has been approved by the Nominating and Governance Committee and the Board of Directors. The Board of Directors has determined that Shell Canada’s corporate governance practices are aligned with both the TSX guidelines and the CSA Proposals.

TSX guidelines with	Does	Shell Canada’s corporate governance practices
cross-references to	Shell
the CSA Proposals	Canada
meet the
guidelines?

1. The board should explicitly assume responsibility for stewardship of the corporation and, as part of the overall stewardship responsibility, the board should assume responsibility for the following matters:

(The CSA Proposals require disclosure of the board’s written mandate.)	✓	The mandate of the Board is to supervise the management of the business and affairs of the Corporation. The Board’s authority is exercised in accordance with:

•   the Canada Business Corporations Act;
•   the Corporation’s articles of incorporation and by-laws;
•   the Corporation’s Statement of General Business Principles and Code of Ethics;
•   the charters of the Board and the Board committees; and
•   other applicable laws and regulations including those imposed on the Corporation by Canadian Securities Administrators (“CSA”), the TSX (on which the Corporation’s Common Shares are listed) and the U.S. Securities and Exchange Commission (“SEC”).

The Board approves all material decisions that affect the Corporation and its subsidiaries before they are implemented. The Board delegates to management the authority and responsibility for the day-to-day affairs of the Corporation and reviews management’s performance. The Board expects management to manage the Corporation in a manner that enhances shareholder value, is consistent with the highest level of integrity and within the law.

Copies of the Corporation’s Statement of General Business Principles, Code of Ethics and the charters of the Board and its committees can be found on its website at www.shell.ca. Printed versions of these documents are also available upon request to the Corporation’s Secretary.

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a. adoption of a strategic planning process;	✓	The Board oversees the Corporation’s strategic direction and is involved in the Corporation’s strategic planning process. During the course of the year the Board will review with management the individual business plans for each of the business units. The Board is responsible for reviewing and supporting the overall five-year strategic plan, including risks and opportunities. Throughout the year, the Board reviews business, segment and project-level strategies, as appropriate. At its last meeting of the year, the Board approves the capital and operating budget for the following year. The Board reviews the Corporation’s performance against the strategic plan at least quarterly. Management must seek the Board’s approval for any transaction that would have a significant impact on the strategic plan.

b. identification of the principal risks of the corporation’s business and ensuring implementation of appropriate systems to manage those risks;

(The CSA Proposals require disclosure on the subject of ethical business conduct, the adoption of a code of business conduct and compliance monitoring.)
✓	The Board is responsible for identifying the principal risks of the Corporation and ensuring that risk management systems are implemented. The systems for identifying and managing these risks include:

•   a risk based control assessment process to identify significant risks that the Board reviews annually;
•   risk assessments for all new projects on cost, schedule, technology, economics and the sustainable development aspects of the project;
•   peer reviews on major projects;
•   reviews of capital expenditures, economic premises, earnings projections and sensitivities, and the financing capabilities of the Corporation in the strategic planning process;
• a management system for Health, Safety and Environment (“HSE”);
• ISO 14001 registration of Environmental Management for all key operating facilities;
• audits on HSE and asset integrity;
• an “Assurance Committee” comprising the President and CEO and senior management that oversees a range of appraisal mechanisms including business control audits, HSE audits, asset integrity reviews, value assurance reviews and self-assessments;
• financial controls, business processes and management information systems monitored by internal audit, the external auditor and the Audit Committee;
• quarterly reports to the Board on HSE;
• reports to the Board on interest rate, currency risk and other risk management activities; and

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• annual assurance letters on HSE, the Statement of General Business Principles and Code of Ethics and a wide range of business procedures, policies and practices provided to the Board by the President and CEO.

The Audit Committee meets regularly to review reports and discuss significant risk areas with the internal and external auditors. The Board, through the Audit Committee, ensures that the Corporation adopts appropriate risk management policies.

The Corporation has adopted a Statement of General Business Principles and a Code of Ethics for its directors, officers and employees which includes commentary and direction in the areas of business integrity and conflicts of interest. Copies of the Corporation’s Statement of General Business Principles, Code of Ethics and the charters of the Board and its committees can be found on its website at www.shell.ca. Printed versions of these documents are also available upon request to the Corporation’s Secretary.

In the ordinary course of business, the Corporation and its subsidiaries enter into transactions with which a director may have a relationship. If any such transactions are brought before the Board for discussion or approval, the director declares a conflict of interest and withdraws from any discussion or vote on the transaction.

c. succession planning, including appointing, training and monitoring senior management;	✓	The Board is responsible for appointing the President and CEO and senior management. The Board, through the Management Resources and Compensation Committee:

• approves the President and CEO’s annual objectives and compensation and terms of employment;
• assesses at least annually the performance of the President and CEO;
• determines compensation and terms of employment for senior executives; and
• approves pension and benefit plans of the Corporation.

The Management Resources and Compensation Committee, in consultation with the President and CEO, recommends candidates to the Board for appointment as officers. This committee ensures that processes are in place to recruit senior managers with the highest standards of integrity and competence, and to train, develop and retain them. It also oversees the implementation of succession and management development plans and reports to the Board at least annually. The Board supports management’s commitment to training and developing all employees.

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d. communications policy for the corporation;	✓	The Board has adopted a corporate disclosure policy based on the CSA’s National Policy 51-201 Disclosure Standards and the TSX’s Policy Statement on Timely Disclosure and Electronic Communications Disclosure Guidelines. The policy provides direction on the accurate and timely disclosure of material information, confidentiality, equal dissemination of information to investors and analysts, electronic communications and employee trading. The policy is administered by a committee of senior management and is reviewed at least annually. A copy of the Corporation’s policy can be found on its website at www.shell.ca.

The Board approves all major communications by the Corporation, including annual and quarterly financial reports to shareholders and reviews press releases involving financial information. The Corporation communicates with its stakeholders through a number of channels including its website. Shareholder communications are available in English and French. Inquiries from investors, media or the public are responded to by Investor Relations, Public Affairs, the Corporation’s Secretary or the appropriate members of senior management. The Corporation has a toll free number for customers and public inquiries.

e. integrity of internal control and management information systems.	✓	The Board, through its Audit Committee, examines the effectiveness of the Corporation’s internal control processes and management information systems. The Committee meets at least quarterly to receive reports and review the integrity of the systems with management and, independently of management, with the internal and external auditors. The internal auditor submits quarterly reports to the Audit Committee on the quality of the Corporation’s internal control processes and management information systems. The annual assurance letter to the Board from the President and CEO and the CFO includes a statement on the integrity of the internal control and management systems. The President and CEO and the CFO provide certificates prescribed by the Sarbanes-Oxley Act of 2002 and the CSA.

2. A majority of directors should be “unrelated”.	✓	Of the ten directors standing for election in 2005, only C. Mather, the President and CEO of the Corporation, is an inside director. All other directors and nominee directors are “unrelated directors” (as defined below). The Corporation has a significant shareholder and one unrelated director and one unrelated nominee director are related to the significant shareholder.

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3. The board has responsibility for applying the definition of “unrelated director” to the circumstances of each individual director and for disclosing annually whether the board has a majority of unrelated directors (the CSA Proposals require disclosure of the number of “independent directors”) and whether the board is constituted with the appropriate number of directors who are not related to either the corporation or the significant shareholder.	✓	An “unrelated director” is a director who is independent of management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.

An “outside director” is a director who is not a member of management.

An “independent director” is a director who has no material relationship with the Corporation. A “material” relationship is one which could, in the view of the issuer’s Board, reasonably interfere with the exercise of a member’s independent judgement.

The majority of directors standing for election in 2005 are unrelated to, and independent of, the Corporation.

Nominees	Unrelated	Outside	Independent

C. Mather	X	X	X
D.H. Burney	✓	✓	✓
I.J. Goodreau	✓	✓	✓
K.L. Hawkins	✓	✓	✓
D.W. Kerr	✓	✓	✓
W.A. Loader	✓	✓	X
R.W. Osborne	✓	✓	✓
R.J. Routs	✓	✓	X
R. Royer	✓	✓	✓
N.C. Southern	✓	✓	✓

The Board analyzes all the relationships of the directors and the nominee directors with the Corporation and its subsidiaries.

C. Mather, W.A. Loader and R.J. Routs are not considered independent of the Corporation.

C. Mather is a related director and not independent because of his position as President and CEO of the Corporation. None of the other directors work in the day-to-day operations of the Corporation, are party to any material contracts with the Corporation, or receive any fees from the Corporation other than as directors.

W.A. Loader is Director, Strategic Planning, Sustainable Development and External Affairs of Shell International Limited. Mr. Loader also serves on the board of other Royal Dutch/ Shell Group companies.

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R.J. Routs is Managing Director of Royal Dutch Petroleum Company and a Group Managing Director of the Royal Dutch/ Shell Group. Royal Dutch Petroleum Company is considered a significant shareholder of the Corporation and, along with The “Shell” Transport and Trading Company, p.l.c. and Shell Petroleum N.V., holds approximately 78 per cent of the equity and voting rights of the Corporation.

The Board believes the following relationships are not “material” (as that term is defined by the SEC) and do not affect the unrelated, outside or independent director status of any of the noted directors. None of these unrelated, outside or independent directors have received remuneration from the Corporation, other than directors’ fees.

I.J. Goodreau is a director of Terasen Inc. An affiliate of Terasen Inc. owns the pipeline that transports bitumen and diluent for the Athabasca Oil Sands Project (“AOSP”) between the Muskeg River Mine and the Scotford Upgrader.

K.L. Hawkins is an officer and director of Cargill Limited. The Corporation supplies sulphur to companies in which Cargill Limited or an affiliate thereof has an ownership interest. Mr. Hawkins is also a director of TransCanada Corporation and TransCanada PipeLines Limited. The Corporation has an agreement with an affiliate of TransCanada PipeLines Limited for the supply of electric power in connection with an Alberta power purchase arrangement. Mr. Hawkins is also a director of Nova Chemicals Corporation. The Corporation supplies benzene to an affiliate of Nova Chemicals Corporation.

D.W. Kerr and R.W. Osborne are directors of Sun Life Financial Inc. In 2002, the Corporation selected Sun Life Financial Inc. to provide administrative services together with a selection of investment funds for the defined contribution segment of the Corporation’s pension plan. The selection was based on a competitive bid process conducted by the Corporation’s benefit administration group and the trustees of the pension plan.

N.C. Southern is an officer and director of ATCO Companies. ATCO Companies own a natural gas pipeline that provides natural gas and two cogeneration plants that provide electricity to the AOSP. Ms. Southern is also a director of the Bank of Montreal. During 2004, the Corporation and its subsidiaries obtained services from a number of banking institutions including the Bank of Montreal.

Further information about each director, including other directorships, can be found on pages 7 through 11 of the 2005 Management Proxy Circular.

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Except for C. Mather, W.A. Loader and R.J. Routs, all of the other seven directors and nominee directors are unrelated to and independent of both the Corporation and the significant shareholder. The Board believes this is an appropriate number to fairly reflect the minority shareholder investment in the Corporation. The significant shareholder holds approximately 78 per cent of the equity and voting rights of the Corporation.

The independent directors meet without management at each Board meeting. In 2004 there were eight meetings of the Board. The directors’ attendance record at Board meetings during 2004 is set out in the table appearing at the end of this appendix.

	✓	Director	Reporting Issuer

(The CSA Proposals
require disclosure of any		D.H. Burney	Quebecor World Inc.
directorships held by		I.J. Goodreau	Terasen Inc.
the directors in		K.L. Hawkins	TransCanada PipeLines Limited, TransCanada
other reporting issuers.)			Corporation, Hudson’s Bay Company, Nova Chemicals Corporation
		D.W. Kerr	Noranda Inc., Brascan Corporation, Sun Life Financial Inc.
		W.A. Loader	Alliance Unichem plc
		R.W. Osborne	St. Lawrence Cement Group Inc., RioCan Real Estate Investment Trust, Sun Life Financial Inc., Torstar Corporation, Four Seasons Hotels Inc.
		R. Royer	Domtar Inc., Power Financial Corporation
		N.C. Southern	ATCO Ltd., Canadian Utilities Limited, Akita Drilling Ltd., Bank of Montreal

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4. The board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.	✓	The Nominating and Governance Committee is responsible for determining the selection criteria for new nominees and for assisting the President and CEO in proposing new nominees to the Board. All of its members are outside and unrelated directors. This committee is also responsible for the ongoing assessment of directors.

New nominees must have a track record in general business management, expertise in an area of strategic interest to the Corporation, the ability to devote the time required and a willingness to serve. Other considerations include diversity, age, residency, other directorships, financial literacy and expertise and the absence of material conflicts of interest. The committee maintains a list of director candidates and reviews the list annually. Directors are elected by the shareholders at each annual meeting to serve for a term expiring on the date of the following annual meeting.

5. The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.

(The CSA Proposals contain similar requirements.)	✓	The Nominating and Governance Committee’s mandate includes responsibility for evaluating the effectiveness of the Board, its committees and the contribution of individual directors. This committee:

•   annually reviews the performance of the Board and its committees;
•   annually reviews membership of the committees and makes recommendations to the Board on appointments to the committees;
•   reviews and makes recommendations to the Board on the mandates of the committees of the Board;
• surveys all directors to assist in the assessment of the performance of the Board, its committees and individual directors, and to monitor the relationship between management and the Board; and
• recommends changes to improve the effectiveness of the Board in light of the survey feedback.

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6. The corporation should provide an orientation and education program for new directors.

(The CSA Proposals require disclosure of the measures the board takes to orient new directors, and to continue the education of existing directors, regarding the role of the board, its committees and its directors and the nature and operation of the corporation’s business.)	✓	New Board members receive at least a two-day orientation program that includes a tour of some of the Corporation’s major operating facilities. Specific topics of interest are presented in more detail, upon request. All new directors receive a Board manual containing the charters of the Board and its committees, and other relevant corporate and business information. The Chairmen of the committees of the Board provide regular reports to the Board on activities completed by each committee. Senior management makes regular presentations to the Board on the main areas of the Corporation’s business.

7. The board should examine its size and undertake to establish a board size which facilitates effective decision making.	✓	The Board, through the Nominating and Governance Committee, reviews the composition and size of the Board once a year. The current size of the Board is ten directors.

The Board believes this is an effective size to allow a diversity of business experience for the size of the Corporation and the range and complexity of its businesses as an integrated oil and gas corporation, while still achieving efficient and effective decision making. This number of directors permits the Board to operate in a prudent and efficient manner.

8. The board of directors should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being a director.	✓	The Nominating and Governance Committee reviews the adequacy and form of directors’ compensation on an annual basis. In making its recommendations on directors’ compensation, the committee takes into account the time commitment, risks and responsibilities of directors as well as the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies.

All independent directors must elect, on an annual basis, to participate in either the Director Share Compensation Plan (the “DSC Plan”) or the Non-Employee Directors’ Deferred Share Unit Plan (the “DSU Plan”).

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Under the DSC Plan, each participating director receives 50 per cent of the fees payable to him or her for serving on the Board (excluding committee fees) in the form of Common Shares. A participating director may elect to receive any additional percentage of Board fees and any percentage of committee fees in the form of Common Shares. The Common Shares are purchased quarterly.

Under the DSU Plan, each participating director receives 50 per cent of Board fees (excluding committee fees) in the form of Deferred Share Units (“DSUs”). A participating director may elect to receive any additional percentage of the Board fees and any percentage of committee fees in the form of DSUs. These fees are converted to DSUs quarterly and have a value equal to the market price of the Corporation’s Common Shares at the end of such quarter.

All independent directors are also required to hold, after five years of service on the Board, a minimum number of Common Shares or DSUs equivalent in value to three years of Board retainer fees. The Committee last approved an increase in directors’ fees effective January 1, 2005. See pages 27 and 28 of the 2005 Management Proxy Circular for information about the compensation that is received by directors.

9. Committees of the board should generally be composed of outside directors, a majority of whom are unrelated.	✓	The Board has appointed four committees: • the Audit Committee; • the Management Resources and Compensation Committee; • the Nominating and Governance Committee; and • the Reserves Committee.

(The CSA Proposals require disclosure of whether or not the board has a nominating committee and a compensation committee comprised entirely of independent directors and a description of the responsibilities and powers of the committees.)	All members of the committees of the Board are outside, unrelated and independent directors. The directors’ attendance record at committee meetings during 2004 is set out in the table appearing at the end of this appendix.

A copy of each of the committee mandates can be found in Appendix 1 to the 2005 Management Proxy Circular and on the Corporation’s website at www.shell.ca.

Audit Committee

This committee has five members:

Chair: K.L. Hawkins
Other Members: I.J. Goodreau, D.W. Kerr, R.W. Osborne and R. Royer

This committee met nine times in 2004.

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Management Resources and Compensation Committee

This committee has five members: Chair: R.W. Osborne Other Members: D.H. Burney, I.J. Goodreau, R. Royer and N.C. Southern

This committee held seven meetings in 2004.

Nominating and Governance Committee

This committee has four members: Chair: D.H. Burney Other Members: K.L. Hawkins, D.W. Kerr and N.C. Southern This committee met four times in 2004.

Reserves Committee

This committee has four members:

Chair: D.W. Kerr
Other Members: D.H. Burney, K.L. Hawkins and R.W. Osborne

This committee was appointed in September, 2004 and met once before the end of the year. With its appointment, this committee assumed oversight responsibility for the Corporation’s reserves disclosure from the Audit Committee.

10. The board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues.	✓	The Nominating and Governance Committee is responsible for reviewing the overall governance principles of the Corporation, recommending any changes to these principles and monitoring their disclosure.

This committee monitors best practices among major Canadian companies to ensure the Corporation continues to carry out high standards of corporate governance.

This committee would, among other things, be responsible for the response to the TSX guidelines.	✓	This committee is responsible for the statement of corporate governance practices included in the Corporation’s 2005 Management Proxy Circular.

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11. The board of directors, together with the CEO, should develop position descriptions for the board (the CSA Proposals also require disclosure of written position descriptions for the chair of the board, the chair of each board committee) and the CEO.	✓	The mandate of the Board of Directors of the Corporation is to assume responsibility for the stewardship of the Corporation. All of the key elements recommended by the TSX guidelines and the CSA Proposals are included in the Board’s mandate. The Board monitors and supervises the business and affairs of the Corporation with a focus on what is in the best interests of the Corporation, and consistent with enhancing shareholder value. The Board has delegated authority (including financial) to the President and CEO, subject to specified limitations. Any action in excess of these limitations must be submitted to the Board for its approval. Any responsibility that has not been delegated to the President and CEO, or to a committee of the Board, remains with the Board.

The Board expects management to:

• review the Corporation’s strategies and their implementation in all key areas of the Corporation’s activities;
• carry out a comprehensive budgeting process and monitor the Corporation’s financial performance against the budget; and
• identify opportunities and risks affecting the Corporation’s business and find ways of dealing with them.

There is a written position description for the Chairman of the meetings of the Board, the Lead Director, the Chair of each Board committee and the President and CEO. Copies of these position descriptions can be found on the Corporation’s website at www.shell.ca.

The board should approve or develop the corporate objectives which the CEO is responsible for meeting and assess the CEO against these objectives.	✓	The Management Resources and Compensation Committee has the mandate to determine the terms of employment and the compensation of the President and CEO, to approve annual corporate objectives for the President and CEO and to assess his or her performance against those objectives.

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12. The board should implement structures and procedures to ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management, or (ii) assign this responsibility to an outside director (the CSA Proposals require disclosure of whether or not the chair of the board is an independent director).	✓	An unrelated director acts as the Chairman of the meetings of the Board. The Chairman of the meetings of the Board is related to the significant shareholder.

An unrelated, outside and independent director acts as Lead Director.

There is a written position description for the Chairman of the meetings of the Board and the Lead Director. Copies of these position descriptions can be found on the Corporation’s website at www.shell.ca.

The board should meet on a regular basis without management present (the CSA Proposals contain similar requirements).	✓	The directors meet without management at each Board meeting. The President and CEO is not present during those discussions.

The board should assign responsibility for administering the board’s relationship with management to a committee of the board.	✓	The Nominating and Governance Committee is responsible for administering the Board’s relationship with management.

13. The Audit Committee should be composed of unrelated directors.	✓	There are five members of the Audit Committee: K.L. Hawkins, I.J. Goodreau, D.W. Kerr, R.W. Osborne and R. Royer. They are all outside, unrelated and independent directors.

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The board should adopt a charter for the Audit Committee which sets out roles and responsibilities of the Audit Committee which should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties.	✓	The Committee’s responsibilities are set out in its charter. The Committee’s mandate can be found in Appendix 1 to the 2005 Management Proxy Circular and on the Corporation’s website at www.shell.ca.

The Audit Committee should have direct communication channels with the internal and the external auditors.	✓	The Corporation’s internal and external auditors have a direct line of communication with the committee at all times. The internal and external auditors meet with the committee without management present at least quarterly. Management gives the committee a report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and systems of internal control. The committee pre-approves all audit and non-audit work performed by the external auditors.

Members of the Audit Committee should be financially literate and one member should have accounting or financial expertise.	✓ ✓	All members of the Audit Committee have the ability to read and understand a balance sheet, an income statement and a cashflow statement.

Three of the current members have accounting or related financial expertise – D.W. Kerr, R.W. Osborne and R. Royer are chartered accountants. Further information regarding the relevant education and experience of each member of the Audit Committee can be found on page 29 of the 2005 Management Proxy Circular.

14. The board should implement a system to enable an individual director to engage an outside advisor, at the corporation’s expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	✓	Directors may hire outside advisers at the Corporation’s expense, subject to the approval of the Nominating and Governance Committee. Each committee is authorized to retain outside advisors.

Committee Memberships and Record of Attendance by Directors
For the 12 Month Period ended December 31, 2004

Director	Committee Memberships	Board Meetings	Committee Meetings
		Attended	Attended

Derek H. Burney	MRCC, N&G (Chair), Reserves	8 of 8	12 of 12

Linda Z. Cook(1)		6 of 6

Ida J. Goodreau	Audit, MRCC	7 of 8	16 of 16

Kerry L. Hawkins	Audit (Chair), N&G, Reserves	8 of 8	13 of 14

David W. Kerr	Audit, N&G, Reserves (Chair)	8 of 8	14 of 14

W. Adrian Loader		6 of 8

Clive Mather(2)		2 of 2

John D. McNeil(3)	Audit, MRCC (Chair)	4 of 4	6 of 6

Ronald W. Osborne	Audit, MRCC (Chair), Reserves	8 of 8	15 of 17

Raymond Royer	Audit, MRCC	6 of 8	14 of 16

Nancy C. Southern	MRCC, N&G	6 of 8	5 of 11

Jeroen J. van der Veer		7 of 8

Summary of Meetings Held:
Board – 8
Audit Committee – 9
Management Resources and Compensation Committee (“MRCC”) – 7
Nominating and Governance Committee (“N&G”) – 4
Reserves Committee – 1
Notes:

(1)	Resigned as a director and as President and CEO effective July 31, 2004. Six Board meetings were held in 2004 prior to Ms. Cook’s departure.
(2)	Appointed as President and CEO effective August 1, 2004. Two Board meetings were held in 2004 following Mr. Mather’s appointment.
(3)	Retired as a director on April 30, 2004. Four Board meetings were held in 2004 prior to Mr. McNeil’s retirement.
(4)	The Board of Directors does not have an Executive Committee.

APPENDIX 3
SPECIAL RESOLUTION OF THE SHAREHOLDERS OF SHELL CANADA LIMITED

RESOLVED that:

1.	The Corporation is hereby authorized to amend Item 3 of the Restated Articles of Incorporation of the Corporation to subdivide each authorized Common Share without par value, whether issued or unissued, into three (3) Common Shares without par value, so that after giving effect to the subdivision, the authorized capital of the Corporation shall consist of an unlimited number of Common Shares without par value, an unlimited number of 4% Cumulative Redeemable Preference Shares and an unlimited number of Preferred Shares without par value issuable in series.

2.	The proper officers of the Corporation are hereby authorized to do all things and execute all documents necessary or desirable to carry out the foregoing, including the preparation, execution and filing of Articles of Amendment with the Director under the Canada Business Corporations Act and making application for a Certificate of Amendment in respect thereof.

3.	The directors of the Corporation are hereby authorized to revoke this special resolution before it is acted upon, without further approval of the shareholders, if such revocation would, in the opinion of the directors, be in the best interests of the Corporation.
This special resolution must be passed by a majority of not less than two-thirds of the votes cast by shareholders who vote in person or by proxy in respect of the resolution at the Meeting.

APPENDIX 4
SHAREHOLDER PROPOSAL

A shareholder proposal has been submitted on behalf of the Carpenters’ Local 27 Pension Trust Fund for consideration at the Annual and Special Meeting of Shareholders.
The identified representative is Mr. Daniel McCarthy, UBCJA, 2589 Calabogie Road, RR #1, Burnstown, Ontario K0J 1G0. The proposal and supporting statement are set out verbatim below.
Supplemental Executive Retirement Plan Disclosure Policy Proposal
Resolved: The shareholders of Shell Canada Limited (“Company”) request that the Board of Directors establish a Supplemental Executive Retirement Plan Disclosure Policy (“SERP Disclosure Policy”) designed to provide shareholders and investors detailed information concerning supplemental pension programs maintained for Company executives. In order to provide the full range of information to allow shareholders and investors to evaluate the appropriateness of the supplemental plan, the SERP Disclosure Policy should provide for the proxy circular disclosure of the following key aspects of the plan: A statement as to the purpose of the plan; a clear description of the number and type of executives participating in the plan; benefit calculation formula utilized to determine benefit levels; whether past service credits or accelerated service benefits are provided; the funding mechanism for the plan; the estimated corporate liabilities associated with the plan; the estimated annual benefits payable to the plan’s top five executives upon their retirement; and a tabular presentation of benefit schedule based on years of service and earnings levels.
Supporting Statement: In addition to the generous compensation and perquisites our Company provides the executive officers, it also maintains a supplemental executive retirement plan (SERP). Our Company’s proxy circular provides very little information concerning the SERP. The Globe and Mail recently (Nov. 3, 2003) published an article entitled “Firms Quietly Boosting Executive Compensation” in which it reported:

Canadian companies are quietly padding executive pension plans with millions of dollars of future obligations, a practice one expert describes as the ‘new stealth weapon’ in boosting pay. Critics say pension plan adjustments can be a low-profile way to enhance compensation for executives.

That’s because compensation costs must be disclosed annually for top executives in a company’s shareholder proxy circular, but it is difficult for shareholders to calculate the value of any changes made to a CEO’s pension plan.
The full level of compensation received by the Company’s executive officers, including the full range of their pension benefits, should be clearly described to shareholders so that they can assess the appropriateness of these benefits. The levels of supplemental pension benefits provided senior executives and the related liabilities to the Company are basic disclosure items that should be clearly presented on an annual basis to shareholders. We urge your support for this proposal calling on the Board to provide clear and full information regarding the Company’s supplemental pension plan for Company executives.
The Board of Directors recommends that shareholders vote against the proposal for the following reasons:

1)	The Corporation does not have a separate Supplemental Executive Retirement Plan. The pension benefit entitlement for executives is determined on the same basis as for all other employees.

2)	Disclosure provided in the Corporation’s 2005 Management Proxy Circular and in Note 9 to the comparative consolidated financial statements for 2004 contained in the 2004 Annual Report includes most of the items raised in the proposal, including clear descriptions of plan membership, benefit calculation formulas, plan funding and corporate liabilities. A tabular presentation of the benefit schedule is also provided.

3)	The Corporation complies with the requirements for executive compensation disclosure as contained in Form 51-102F6 – Statement of Executive Compensation of National Instrument 51-102 Continuous Disclosure Obligations.
Accordingly, the information previously disclosed by the Corporation will substantially meet the items raised in the proposal.

FOR INFORMATION:
Corporate Secretary’s Department
Shell Canada Limited
Shell Centre
400 – 4th Avenue S.W.
Calgary, Alberta T2P 0J4
www.shell.ca

SHELL CANADA LIMITED FORM OF PROXY COMMON SHARES AND 4% CUMULATIVE REDEEMABLE PREFERENCE SHARES

Solicited on behalf of the Management of Shell Canada Limited for the
2005 Annual and Special Meeting of Shareholders

The undersigned shareholder hereby appoints Cathy L. Williams, whom failing Simon A. Fish, or                                              as proxy of the undersigned, with full power of substitution, to attend, act and vote, as designated below, all the shares of Shell Canada Limited (the “Corporation”) held on record by the undersigned on March 10, 2005, for and on behalf of the undersigned at the Annual and Special Meeting of Shareholders to be held on the 29th day of April, 2005 at 11:00 o’clock in the morning, and at any adjournment thereof. If no choice is specified, the shares represented by this proxy will be voted “FOR” those matters identified in 1, 2 and 3 and “AGAINST” the matter identified in 4, listed below.

1)	FOR ❒ or WITHHOLD AUTHORITY FROM VOTING ❒
as to the election of the following nominees as directors of the Corporation as a group (or line through those individual nominees as to whom authority to vote is withheld): D.H. Burney, I.J. Goodreau, K.L. Hawkins, D.W. Kerr, W.A. Loader, C. Mather, R.W. Osborne, R.J. Routs, R. Royer, N.C. Southern.

2)	FOR ❒ or WITHHOLD AUTHORITY FROM VOTING ❒ as to the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation and the directors’ authorization to fix the auditors’ remuneration.

3)	FOR ❒ or AGAINST ❒ or WITHHOLD AUTHORITY FROM VOTING ❒
as to approval of a special resolution to authorize management of the Corporation to amend the Articles of the Corporation to effect a subdivision of the Corporation’s Common Shares on a 3:1 basis.

4)	FOR ❒ or AGAINST ❒ or WITHHOLD AUTHORITY FROM VOTING ❒ as to the Shareholder Proposal set out in Appendix 4 to the accompanying Management Proxy Circular.

5)	In his or her discretion as to any amendments or variations to the matters identified in 1), 2), 3) or 4) above or any other matters which may properly come before the Meeting.

If the shares are to be voted and neither the shareholder nor the shareholder’s attorney is able to be present personally at the Meeting, this form of proxy must be signed by the shareholder or the shareholder’s attorney duly authorized in writing, or, if the shareholder is a corporation, signed on its behalf by its duly authorized officer(s), dated and returned in the envelope provided for that purpose.

A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the Meeting other than one of the persons designated in this form of proxy. To exercise this right, you should draw a line through the printed names and insert the name of your proxy in the space provided or complete another proper instrument of proxy.

Receipt of the Management Proxy Circular is hereby acknowledged. DATED: , 2005	Under applicable Canadian securities regulations, shareholders may elect annually to receive the interim financial statements and related MD&A by mail. If you would like to continue to receive the interim financial statements, please check the box.

INTERIM FINANCIAL ❒
STATEMENTS
Signature of Shareholder

Notes:
(1)	Signature should agree with the name on this form of proxy. Attorneys, executors, administrators, guardians, trustees and officers of a corporation should indicate their capacity when signing. If a partnership, an authorized person must sign in the partnership name. Where shares are held jointly, each owner must sign.

(2)	If this form of proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management.